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Follow-Up Materials

03003638

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nenlys

*CURRENT ADDRESS

PROCESSED

FEB 11 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5057 FISCAL YEAR 9-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 2/5/03

82-5051

HENLYS

ANNUAL REPORT & FINANCIAL STATEMENTS 2002

A-R/S
9-30-02



HENLYS GROUP plc

Contents

Financial Highlights

	9 months ended 30 September 2002	Year ended 31 December 2001
Turnover including Joint Ventures and Associates	**£522.8m**	£716.7m
Operating Profit*	**£31.5m**	£52.0m
Pre-Tax Profit*	**£20.4m**	£31.7m
Adjusted Earnings per Share*	**18.4p**	27.8p
Dividends per Share	**7.65p**	10.2p

**before amortisation of goodwill and exceptional costs*

HENLYS GROUP PLC IS THE LEADING BUS AND COACH MANUFACTURER IN NORTH AMERICA. THROUGH BLUE BIRD CORPORATION, PRÉVOST CAR AND NOVA BUS IT PRODUCES A COMPREHENSIVE RANGE OF VEHICLES INCLUDING LUXURY TOURING COACHES, SCHOOL BUSES, CITY BUSES AND COACH SHELLS FOR PRESTIGE MOTORHOMES. HENLYS ALSO HAS A 30% SHAREHOLDING IN TRANSBUS INTERNATIONAL, A MAJOR EUROPEAN BUS AND COACH BUILDER.

Joint Statement from the Chairman and the Chief Executive



Following the decision to change the Group's accounting reference date from 31 December to 30 September, this Report and Financial Statements covers the nine months ended 30 September 2002. As explained more fully in the Finance Director's Review, the financial statements include a contribution from TransBus International only for the six month period to 30 June 2002. This report effects the transition to a twelve month cycle commencing 1 October 2002.

The past nine months have been very challenging in the United States and Canada where our operations normally account for around 80% of Group activity. Difficult economic conditions in the United States, combined with the after effects of the events of September 11 on the tourism sector, have adversely impacted demand for school bus and coach products. Good progress has been made in new product development, cost reduction and efficiency improvement and in streamlining our industrial structure in North America. We will progressively feel the beneficial impact of these programmes as we move through 2003.

Results

Total turnover, including joint ventures and associates, in the nine months ended 30 September 2002 was £522.8m, including £44.3m (for the 6 months to 30 June 2002) in respect of associates. This compares with £716.7m (associates £89.2m) reported in the twelve months to 31 December 2001. In overall terms, sales of motorhomes and low floor city buses for the nine months were up whilst sales of school buses and touring coaches showed a decline.

Total operating profits for the nine months, before amortisation of goodwill and exceptional costs, were £31.5m compared with £52.0m in the previous twelve months. It should be noted that the operating profit, before amortisation of goodwill and exceptional costs, from TransBus in the period was £5.1m (for the six months to 30 June 2002) compared with £10.2m for the twelve months in 2001. The Group recorded pre-tax profits, before amortisation of goodwill and exceptional costs, of £20.4m compared with £31.7m in 2001. Exceptional costs of £8.2m (2001 £45.3m) were incurred mainly on the closure of the Nova Bus plant in Schenectady, New York State and the closure of Blue Bird's Midwest plant in Iowa. After these exceptional costs and goodwill amortisation the Group incurred a loss before taxation for the nine months of £4.0m, compared to a twelve month loss of £35.6m in 2001.

TransBus International, our associate in which Henlys has a 30% shareholding, commenced trading on 1 January 2001 and had a very good first year. This has continued into 2002 and its six months operating profit contribution, reflects the benefit of ongoing cost saving initiatives. Operating margin at 11.5% continues to be substantially greater than that achieved by other major European bus manufacturers. With effect from 1 January 2003 Henlys share of TransBus profits rises to 30% from the 25% level which applied for the first two years of TransBus operation.

The trading environment in Canada and the United States was more difficult over the past nine months compared with the previous year. Market demand for school buses was down by around 9 % and luxury coaches by around one third. Sales volumes of low floor buses, through Nova Bus' LFS division, were higher, due to the delivery of a major contract to the Chicago Transit Authority and motorhomes were broadly in line with the last year. The overall reduction in sales resulted in lower and less efficient production capacity utilisation in all business units except Nova Bus' LFS operations.

In last year's Report we announced that Blue Bird had launched a major initiative to introduce lean enterprise activities in all of its facilities. Progress on lean manufacturing over the past nine months has been very encouraging and we confidently expect further gains over the next few years. The success of this programme released manufacturing capacity with the potential for further improvement. In a further move to reduce our cost base it was decided to transfer all school bus body production from Mount Pleasant, Iowa, to the company's facilities in Georgia and Canada. The Iowa plant is scheduled for closure by the end of December 2002 and this will generate useful economies of scale and improved competitiveness.

Restructuring of the Nova Bus business continued with the RTS division in Roswell, New Mexico, running off its order book during the period and effecting a permanent closure by December 2002. In addition, Nova LFS division's satellite body assembly plant in Schenectady, New York State was closed in October. These closures eliminate loss making activities and



GOOD PROGRESS HAS BEEN MADE IN NEW PRODUCT DEVELOPMENT, COST REDUCTION AND EFFICIENCY IMPROVEMENT.

support the strategy of concentrating all Nova LFS bus production in Quebec to serve Canadian transit authorities and private operators in Canada and the United States. Looking forward, Nova Bus will benefit from a major contract for the supply of a minimum 825 buses (contract value approximately £150 million) over the next five years to Quebec transit operators.

Prévost Car Inc. experienced a very challenging market for luxury touring coaches due to a difficult coach transportation market, further aggravated by the drop in tourist traffic following the terrorist attacks on September 11. Sales of bus shells for motorhome conversion have held up compared to 2001, but overall production of shells and touring coaches fell by around 20%.

Last year's Report referred to Blue Bird's substantial new product development programme directed to launching completely new, high value products targeted at key segments of the motor coach, motorhome and shuttle/commuter bus markets. Prototypes of the four principal products have been previewed at major exhibitions and the response from operators and dealers has been very encouraging. The initial models, a 38 foot motorhome and a 30/35 foot low floor shuttle bus, go into full production over the next few months. Further variants are at an advanced stage of development and will go into limited production in 2003. Blue Bird further extended its chassis product offering by developing a new Type C school bus chassis which will go into production in mid 2003 and replaces a discontinued product previously sourced externally.

Dividend

The Board is recommending a final dividend of 5.15p per share bringing the total dividend for the nine months ended 30 September 2002 to 7.65p which is in line pro rata with the 10.2p per share dividend paid for the twelve months ended 31 December 2001.

If approved by the shareholders at the Annual General Meeting, the final dividend will be paid on 7 February 2003 to shareholders on the Register on 17 January 2003.

Employees

We would like to thank all of our employees, including those engaged in our joint venture and associate companies, for their commitment during these challenging times as we restructure our manufacturing operations and launch major new product initiatives. Their positive response to these significant changes in their work environment is greatly appreciated.

Board

Robert Wood was appointed Chairman on 1 May 2002 and Allan Welsh was appointed Chief Executive on 1 March 2002.

Michael Ost joined the Board on 1 May 2002 as Senior Non-Executive Director and brings substantial international general management and independent non-executive experience to the Board.

Outlook

The order book of our UK associate TransBus remains healthy, but continuing economic and geopolitical uncertainty makes it extremely difficult to predict the near term development of our key markets in the United States. The decline in overall sales of touring coach and school bus products over the past two years will inevitably create a pent up demand for essential fleet replacement at some time in the future. Our North American businesses are highly operationally geared and hence any increase in demand will have a significant beneficial effect in plant utilisation and efficiency with a corresponding favourable impact on the bottom line. Following recent restructuring, Nova Bus has a firm foundation for the future. Our continuing businesses have also benefited from cost reductions and efficiency improvements and all of our North American operations are now trading profitably.

New product introductions from Blue Bird, combined with strenuous efforts to reduce costs and advance lean manufacturing activities, provide growth potential and will further strengthen the recovery of our US businesses as market demand improves.

Robert W. Wood
Chairman

T. Allan Welsh
Chief Executive

THROUGH BLUE BIRD, PREVOST CAR AND NOVA BUS WE HAVE THE WIDEST PRODUCT COVERAGE OF THE NORTH AMERICAN BUS AND COACH MARKET. WE CONTINUE TO BE THE NUMBER ONE SUPPLIER IN THE US AND CANADA AND SELL TO FIVE DISTINCT MARKET SEGMENTS.

- PREMIUM MOTOR HOMES (SHELLS AND COMPLETE UNITS)
- TOURING / HIGHWAY COACHES
- SCHOOL BUSES
- FULL SIZE TRANSIT BUSES FOR HEAVY DUTY CITY TRANSPORT
- COMMERCIAL BUSES FOR SHUTTLE AND MEDIUM DUTY TRANSIT APPLICATIONS









Blue Bird Corporation

Blue Bird is the leading manufacturer of school buses in North America, with a market share of 45%, and also produces commercial buses and luxury 'Wanderlodge' motor homes. Blue Bird has an extensive network of independent distributors in the US and Canada.

Blue Bird is 100% owned by Henlys.

Prévost Car Inc.
Nova Bus

Prévost has around a 20% share of the coach market in the US and Canada and is the market leader in bus shells for motor home conversions with around a 90% share of that market. Nova Bus is one of the leading manufacturers of urban transit buses in the US and Canada.

Prévost and Nova Bus are 50% owned by Henlys with 50% owned by Volvo.

TransBus International Ltd.

TransBus International is the fourth largest bus and coach manufacturer in Europe. It combines the Plaxton, Alexander and Dennis brands and is the market leader for bodies and chassis in the UK.

TransBus International is 30% owned by Henlys with 70% owned by The Mayflower Corporation.

Total Sales £523m

Blue Bird 69%

Prévost & Nova 23%

TransBus 8%



Operating Profit* £31.5m

Blue Bird 71%

Prévost & Nova 13%

TransBus 16%



**before amortisation of goodwill and exceptional costs*

Blue Bird Sales US$536m

School Bus 86%

Commercial Bus 9%

Coach & Motor Home 5%







Review of Operations
In the nine months ended 30 September 2002 the Group produced an operating profit, before amortisation of goodwill and exceptional costs of £31.5m compared with a contribution of £52.0m for the twelve months of 2001.

Following a modest slow down in the first half of last year, the second half of 2001 saw a further decline in the key school bus and touring coach markets in North America. The continuing impact of increasing pressure on State budgets and the steep decline in tourism following September 11 adversely influenced trading in our main business areas in the USA and Canada over the past nine months. This, in turn, has required action to re-structure and right-size manufacturing operations at all of our North American production plants. The cost of this restructuring was the major part of an £8.2m exceptional charge in the period and this activity has also taken up a lot of management time and energy. However we now enter 2003 with more streamlined operations in both Blue Bird and Nova Bus and with a firm foundation for the future.

Blue Bird Corporation
Blue Bird sales in the nine month period were £358.1m against £458.5m for the twelve months of 2001. The nine months operating profit, before amortisation of goodwill and exceptional costs, was £22.3m compared with £38.6m for the full year 2001, representing a margin reduction from 8.4% to 6.2% between the two periods.

As indicated in our interim statement, Blue Bird deliveries of school buses for the nine months were only marginally (2%) down on the same period last year. This compares favourably with the overall market decline estimated at 9%. Even allowing for a mix change towards smaller vehicles, this demonstrates that Blue Bird is maintaining its leading position in this market. Pricing has been aggressive in the school bus market throughout the period, but successful cost reduction programmes in Blue Bird combined with the strength of our dealer network enabled Blue Bird to mitigate the impact of this price competition.

In a major new development, Blue Bird will launch its own Type-C school bus chassis in time for the main school bus season in summer 2003. Purpose designed as the foundation for a new leading-edge integrated Blue Bird school bus, this chassis will replace a General Motors truck/bus chassis which is being discontinued after a long period of supply to Blue Bird. This extends Blue Bird's in-house production of chassis to the largest segment of the school bus market. It will supplement the remainder of Blue Bird's Type-C models which continue to use other

NEW PRODUCT INTRODUCTIONS FROM BLUE BIRD, COMBINED WITH STRENUOUS EFFORTS TO REDUCE COSTS AND ADVANCE LEAN MANUFACTURING ACTIVITIES, PROVIDES GROWTH POTENTIAL AND WILL FURTHER STRENGTHEN THE RECOVERY OF OUR US BUSINESSES AS MARKET DEMAND IMPROVES.


Blue Bird Ultra LF
ULTRA LF
TRA LF









externally sourced chassis, and will deliver full-range capability in the school bus market.

Outside the school bus area, Blue Bird volumes held up well despite the imminent replacement of several bus, coach and motorhome models. Only on commercial buses were volumes down on last year, but by the end of the period our new high-floor XCEL 102 was launched and order intake had accelerated. Motorhome volumes were higher than the equivalent period in 2001, and good progress was made in moving current models to prepare the way for launch of the new range. Coach volumes were also above 2001 levels. This was mainly due to healthy orders for some US government applications, partly offset by a reduction in private coach volumes as this market was depressed throughout this period due to an overhang of unsold vehicles and reduced willingness of finance companies to fund coach purchases.

Blue Bird's new vehicle developments for these market segments are progressing well. The 38ft motorhome, first of the new model range to be launched, has been well received in the market and has already generated a healthy orderbook. Ultra LF, Blue Bird's first low-floor transit and shuttle bus, recently entered pilot production and has attracted considerable attention from potential customers. Our compact 28ft low-floor mini bus, aimed at local shuttle operations, was displayed for the first time at a major US trade show in September and will commence small-scale manufacture early in 2003. Finally, Blue Bird's new modernised coach range has also received a positive reaction and will be available by mid-2003 in both 40ft and 45ft versions, the latter being our first offering in the 45ft segment which represents 90% of the total US coach market.

During this period Blue Bird made good progress on its short-term cost reduction goals and laid the foundation for further cost savings in future years. The lean manufacturing programme gained momentum with the recruitment of several additional specialist manufacturing engineers and the nomination of lean project leaders in each production area. A long list of successful lean projects generated a combined cost saving of $6.4m in the nine month period as well as a substantial working capital benefit through simplified processes, reduced throughput times and closer collaboration with suppliers. With the principle of continuous improvement now well established throughout Blue Bird we expect further significant savings from this programme over the next few years.

In an important move to reduce our fixed cost base and harness economies of scale, Blue Bird decided to close its body assembly plant in Mount Pleasant, Iowa. Closure will be complete by end 2002, and the majority of production from this school bus plant will be absorbed into Blue Bird's existing facility in LaFayette, Georgia with the remainder going to its plant in Brantford, Ontario. By manufacturing this additional volume within the infrastructure of other plants we will save over two-thirds of the overhead costs in the Iowa operation.

The manufacturing layout at Blue Bird's main

AVERAGE UNIT SELLING PRICES OF PREVOST MOTORHOMES INCREASED BY OVER 10% AS DEMAND FOR PREVOST INSTALLED SLIDE-OUTS GREW. LOOKING TO THE FUTURE WE EXPECT TO SEE A FURTHER INCREASE IN SALES OF SLIDE-OUT FEATURES.





A LONG LIST OF SUCCESSFUL LEAN PROJECTS AT BLUE BIRD GENERATED A COMBINED COST SAVING OF $6.4M IN THE NINE MONTH PERIOD AS WELL AS A SUBSTANTIAL WORKING CAPITAL BENEFIT THROUGH SIMPLIFIED PROCESSES, REDUCED THROUGHPUT TIMES AND CLOSER COLLABORATION WITH SUPPLIERS.




PREVOST









operation in Fort Valley, Georgia, is being streamlined with the introduction of the in-house Type-C chassis and production launch of the new motorhome, commercial bus and coach products described above. Firstly, coach and motorhome chassis and bodies will be produced and assembled on the same line, with separate workstations to cater for up-fitting and addition of slide-outs in motorhomes. The coach and motorhome chassis have been designed to maximise commonality of components. Secondly, the small volume of school bus body production which remained at Fort Valley has been re-located to the LaFayette site to create space for optimum layout of the new production lines for XCEL 102 and Ultra LF/LMB in one self-contained area. Finally, a school bus chassis production cell has been designated, where the assembly line for the new Type-C chassis will be installed alongside existing Blue Bird chassis production. The new layout, creating focused manufacturing cells and new production lines which adopt lean principles from the outset, will provide substantial efficiency benefits.

North American Joint Venture

Henlys holds a 50% shareholding in Prévost Car Inc, which manufactures bus shells for motorhome conversion, tour and charter coaches and, through Nova Bus, transit (city) bus products.

Henlys share of turnover for the nine months to 30 September 2002 was £120.5m compared with £169.0m for the twelve months of 2001. Deliveries of transit buses for Nova Bus increased by around 10%, shells for conversion were marginally down and touring coach sales showed a decline of around one third.

Henlys share of operating profit, before amortisation of goodwill and exceptional costs, rose from £3.1m for the twelve months of 2001 to £4.1m for the nine months of 2002. Most of this improvement arose from the restructuring of the RTS division of Nova Bus, commenced in 2001, reducing its losses and running off its order book. This business was closed in early December 2002.

Prévost Car experienced very difficult trading conditions in the tour and charter coach sector where coach sales were down significantly on 2001. Coach operators have had to contend with depressed tourist volumes following September 11 and a massive increase in insurance premiums. Banks and finance companies continue to be very cautious in providing finance for new coach purchases and this is having a major impact on the overall coach market. Prévost's coach sales are now running at around 50% of the levels achieved in

WITH THE PRINCIPLE OF CONTINUOUS IMPROVEMENT NOW WELL ESTABLISHED THROUGHOUT BLUE BIRD WE EXPECT FURTHER SIGNIFICANT SAVINGS FROM THIS PROGRAMME OVER THE NEXT FEW YEARS.




Victoria Regional Transit System

TELLINGS • GOLDEN MILLER


2000, whilst its market share in the private coach sector has fallen marginally.

Deliveries of shells for motorhome conversion were marginally down but average unit selling prices increased by over 10% as demand for Prévost installed slide-outs grew. Looking to the future we expect to see a further increase in sales of slide-out features. The Parts and Service division continued to deliver an increase in operating profit as activity in the service depots grew. Overall, Prévost's operating margin fell from 7.5% to 7.0% driven by the significant fall in coach volumes.

In Nova Bus, considerable effort was applied to managing the run out of contracts for USA transit authorities at both US plants in Roswell, N.M. and Schenectady, N.Y. The run out process went smoothly and we achieved a final exit by early December 2002. This completes the restructuring plan for Nova Bus which will now concentrate its manufacturing activities on the LFS bus in the province of Quebec and selling to Canadian transit authorities, private bus companies in the United States and independent operators. The LFS order book is shaping up well for the next eighteen months and is underpinned for the medium term by the five year order from the Association du Transport Urbain du Quebec which commences in spring 2003.

TransBus International

As mentioned in the Finance Director's Review, this period's Group results include only the six months TransBus results from January to June 2002. Henlys share of sales for these six months in 2002 was £44.3m against £89.2m for the whole of 2001. Henlys share of operating profit, before goodwill amortisation and exceptional costs, for January to June 2002 was £5.1m (11.5%) compared with £10.2m (11.5%) for the 12 months of 2001.

Continuing benefits from the integration programme helped TransBus to maintain the double-digit margins achieved during its first year of operation in 2001. The UK market environment was also favourable with an 8.9% increase in total bus and coach registrations and a 14% increase in the double-decker segment where TransBus has a strong position.

During the period TransBus continued to invest in new product design as part of its strategy to retain market leadership in the UK and pursued new export sales orders to support future business growth.

Change in Accounting Date

These are the first Financial Statements prepared since the Group changed its accounting reference date to 30 September and comprise the results for the nine months to 30 September 2002. Comparative figures are shown in respect of the twelve months to 31 December 2001.

The next interim financial statements will be prepared for the six months to 31 March 2003, followed by financial statements for the twelve months to 30 September 2003.

Trading Results

The adjusted profit before taxation for the period is summarised as follows:-

	9 months to 30 Sept 2002 £m	12 months to 31 Dec 2001 £m
Adjusted profit before taxation	**20.4**	31.7
Less:		
Amortisation of goodwill	**(16.2)**	(22.0)
Exceptional costs (a)	**(8.2)**	(31.2)
Loss on disposal of UK business	—	(14.1)
Loss on Ordinary Activities before Taxation	**(4.0)**	(35.6)

(a) Exceptional costs comprise:	£m
(i) Cost of closure of Blue Bird's Midwest plant	6.1
(ii) Henlys share of the closure costs of the Nova LFS plant in Schenectady, New York	1.7
(iii) Henlys share of TransBus reorganisation costs and warranty costs in respect of chassis no longer in production	0.4
	8.2

Earnings per Share

There is a difference between the basic and adjusted earnings per share which arises mainly because of the amortisation of goodwill and exceptional costs. Note 9 to the accounts sets out the detailed calculations of the earnings per share on a normal and adjusted basis for both basic and diluted earnings.

TransBus International Limited

This associated company is 30% owned by Henlys Group plc with the remaining 70% owned by The Mayflower Corporation plc. Following the change in accounting reference date of Henlys Group plc, the accounting periods of the Group are no longer co-terminus with those of Mayflower. Henlys intends to include its share of the results of TransBus only when the Mayflower results, which include TransBus, have been published; accordingly these financial statements include only Henlys' share of the results of TransBus for the six months to 30 June 2002. The results for TransBus for the six months to 31 December 2002 will be included in the interim results of Henlys for the six months to 31 March 2003 and will continue thereafter to be included in the Henlys results three months in arrears.

With effect from 1 January 2003, Henlys' share of the profits of TransBus will increase from 25% to 30% and this will therefore be reflected in Henlys results for the second half of the 2003 financial year.

Cash Flow

	9 months to 30 Sept 2002 £m	12 months to 31 Dec 2001 £m
Operating profit	**2.2**	16.2
Depreciation and amortisation	**16.4**	22.7
Changes in working capital	**(0.2)**	(5.9)
Operating cash flow before joint venture income	**18.4**	33.0
Joint venture interest and dividends received	**7.4**	7.1
	25.8	40.1

Borrowings

As at 30 September 2002, net debt amounted to £255.0m compared to £280.7m at 31 December 2001. Net debt includes £152.6m (2001 £164.9 m) in respect of a US$240m convertible loan which is repayable in October 2009.

Treasury

The Group uses derivative financial instruments to reduce the Group's exposure to foreign exchange and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

So far as foreign exchange is concerned, the major part of the debt taken on at the time of the acquisition of Blue Bird was drawn down in US Dollars to provide a balance sheet hedge against the investment in Blue Bird.

As at 30 September 2002, US$145.2m (£92.3m) of the term debt has been drawn down. US$80.0m (£50.9m) drawings were outstanding under the revolving credit facility of US$150m (£95.4m). In addition to the unutilised revolving credit facility, the Group has unutilised overdraft facilities available which total £20m.

A substantial part of the Group's debt is represented by a convertible loan of US$240m (£152.6m) with an interest rate fixed at 5.5%, which provides to the Group a substantial element of interest rate protection. Additionally, approximately £50.9m of further debt is covered by interest rate caps. Overall, 60% of the Group's debt at 30 September 2002 is presently at fixed interest rates, and a further 20% is subject to a cap.

Prévost, our North American joint venture, prepares its accounts in Canadian Dollars, but has significant sales and purchases in US Dollars. Forward currency contracts are taken out within Prévost to match anticipated flows of foreign currency.

FRS17 - Retirement Benefits

We have followed the expanded transitional disclosure of information in respect of retirement benefits as permitted under FRS17. FRS17 will become fully effective for accounting periods commencing on or after 1 January 2005. These accounts have been prepared in accordance with SSAP24 - Accounting for Pension Costs. Amounts computed under FRS17 for the disclosures in note 22 differ from those under SSAP24 because different assumptions are required to be used.

Board of Directors

R.W. Wood BSc
54, Chairman, joined the Board in June 1989 and became Chairman on 1 May 2002. Mr Wood was Chief Executive of the original Henlys Motor business from 1985 and Group Chief Executive from 1991 to 2002. He is Chairman of Prévost Car Inc. and a non-executive director of Tibbett & Britten Group plc.

T.A. Welsh BA
51, Chief Executive. Joined the Board in March 2002. Prior to joining Henlys Mr Welsh was a director of TI Group plc and Chief Executive of TI Group Automotive Systems. He was previously a director of T & N plc where he held a number of senior positions including, most recently, Chief Executive of their Piston Products Group.

K.N. Beresford MA
54, joined the Board in February 1987. Mr Beresford has previously been responsibile for Henlys UK Coach and Bus operations. In 2001 he was seconded to TransBus International Ltd, as Deputy Chief Executive. He now has responsibility for major projects relating to technical and product development.

B.A.C. Chivers FCA
54, Finance Director. Joined the Board in March 1991. Mr Chivers held the position of Finance Director of the original Henlys motor business from 1985.

C.I. Cowan FCCA*
56, joined the Board in September 1997 and is Chairman of the Audit Committee. Mr Cowan is Group Finance Director of Prebon Group Ltd. He was previously Group Finance Director of Avis Europe plc.

R.W. Hawksworth BA*
59, joined the Board in April 2000. Mr Hawksworth is Secretary General of the European Association of Aerospace Industries and was previously Group Director and Chief of Staff of BAE SYSTEMS plc.

R.E. Maddox
50, joined the Board in April 2000. Mr Maddox is President and Chief Executive Officer of Blue Bird Corporation. He joined Blue Bird in 1974 and was previously Vice-President – Sales and Marketing from 1990-1998.

M.S. Ost BSc CIM*
58, joined the Board in May 2002 and is Senior Non-Executive Director and Chairman of the Remuneration Committee. Mr Ost is a non-executive director of Porvair Plc. He was formerly a non-executive director of RAC plc, the Non-Executive Deputy Chairman of MG PLC and the Chief Executive of Coats Viyella PLC and McKechnie PLC.

*Non-Executive. Member of the Remuneration, Nomination and Audit Committees.

Directors' Report

The directors present their Report together with the financial statements and auditors' report for the nine months ended 30 September 2002.

Business review

The principal activities of the Group, comprising bus, coach and motorhome manufacture and distribution, are reviewed on pages 2 to 13 in the Joint Statement from the Chairman and the Chief Executive, the Corporate Profile and the Operating Review. The results for the period are set out in the Group Profit and Loss Account on page 28.

Fixed assets

In the directors' opinion there is no material difference between the aggregate book value and the aggregate market value of the Group's land and buildings at 30 September 2002.

Dividends

The directors recommend a final dividend of 5.15p per share which, together with the interim dividend of 2.5p already paid, amounts to 7.65p per share. The dividends total £5,826,000.

Directors

Details of the directors of the Company as at the date of this Report are shown on page 15.

Mr K.N. Beresford and Mr R.W. Hawksworth retire by rotation pursuant to Article 108 of the Articles of Association and in compliance with the Combined Code. Mr M.S. Ost was appointed a director on 1 May 2002 and retires pursuant to Article 114 of the Articles of Association. Mr Beresford, has indicated his intention to retire from the Company on the 30 April 2003 and does not offer himself for re-election. Mr Hawksworth and Mr Ost each offer themselves for re-election. Neither Mr Hawksworth nor Mr Ost have service agreements.

The interests of the directors in the Ordinary shares of the Company, the Company's Share Option Schemes and the Long Term Incentive Plan as at 30 September 2002 are shown on pages 24 to 26. None of the directors had a material interest in any significant contract undertaken by the Group during the year.

Substantial interests in share capital

At 25 November 2002 the following interests in Ordinary shares comprising 3% or more of the issued Ordinary share capital of the Company had been notified to the Company.

	Shares	%
AB Volvo	7,560,000	9.93
Legal & General Investment Management Ltd	2,541,540	3.34
Merrill Lynch Investment Managers Ltd	2,335,607	3.07

Corporate Social Responsibility

The Board recognises the importance of corporate social responsibility ('CSR')and seeks to ensure that its subsidiary companies have appropriate and effective policies and management systems in place together with pro-active reporting and verification procedures. The Henlys Board, through operating company Board representation, also seeks to reinforce the CSR efforts of the joint venture Companies in this regard.

The Board has reviewed the disclosure guidelines of the Association of British Insurers and is working towards full compliance.

Environment

It is the policy of the Group that its subsidiary companies should have the management systems in place to protect human health and the environment through compliance with all applicable environmental and safety laws and regulations, to identify and control specific risks and to assess, and where possible improve, the impact of their operations on the environment.

At Blue Bird ISO 9001 status, which is seen as an essential prerequisite to ISO 14001, is expected to be achieved during 2003. Environmental Policy is currently being reinforced with the introduction of revised and improved environmental management systems and appropriate training to embed these procedures and objectives throughout the organisation.

Some important environmental improvements have been achieved at Blue Bird. The Fort Valley plant now recycles over 25% of process water and 65% of all other waste. It has invested in a Cathodic Epoxy Electrocoat paint system which replaced wet painting systems in 2002 and has substantially reduced both hazardous waste and emissions of volatile organic compounds (VOCS). As reported in the Joint Statement of the Chairman and Chief Executive Blue Bird has benefited extensively from the implementation of lean manufacturing an important element of which is the control and minimisation of waste. Also the Company is introducing new lighter weight more fuel efficient vehicles. Elements of life cycle analysis are conducted as part of new product development and Design for Environment principles followed where possible. All products introduced since 2001 have been designed on this basis. Overall 50% of production materials in Blue Bird's products is recycled and 50% of the completed vehicle is recyclable. Existing policy and practice includes an internal audit review of procedures which is reviewed by Blue Bird's executive management.

Our joint venture company Prévost achieved ISO 14001 status in 1998 and it is expected that its subsidiary Nova Bus will be registered in 2004. In line with the requirements of ISO 14001, Prévost has ensured that there is participation and training of all personnel and that key environmental procedures and objectives have been embedded throughout the organisation. The disciplines instilled by this process ensure that all activities, products and services which can have an environmental impact are properly analysed to establish objectives and targets which can be monitored and controlled. Key objectives are to reduce process pollution, consumption of water and energy and to improve the efficiency of products and use of recyclable materials. Audits of processes and targets are performed regularly by auditors who are independent of the particular process and an accreditation audit is performed annually by an external authorised auditor.

Social
The Group recognises the importance of community involvement and encourages active local support as well as providing financial support to worthy causes such as handicapped or underprivileged people. The Group contributed £119,974 to charities in the period to 30 September 2002. (There were no political donations). A notable example of local support is the participation by Blue Bird in the establishment of a Boys and Girls Club in Peach County close to their Fort Valley plant. This has been a huge success in reaching local children in the community. In addition Prévost has collaborated with local schools and other corporations to establish a Competency Centre in St Claire, Quebec. The facility provides training for specialised jobs enabling participants to better position themselves in the job market.

Ethical and Employment
The Group seeks to attain the highest ethical standards in relation to its recruitment and employment practices, the operation of its manufacturing facilities and its business dealings generally.

The Group's Employment Policy is to give full and fair consideration for all vacancies and employment opportunities to any suitable individual, including disabled persons. The benefit of keeping employees informed of, and involved in, the progress of the business is recognised by the Group. The Group aims to achieve this through consultation with employee representatives and by communication directly with employees on a day-to-day basis.

Both Blue Bird and Prévost have strict equal opportunity and ethical policies and require suppliers and distributors to meet similarly high standards, agreed contractually where it is appropriate to do so.

The Board is represented through its executive directors on the local boards of subsidiary companies and joint ventures and it is through this representation that Group Policy is disseminated and monitored. This supports and reinforces strong local controls and audit procedures. Prévost has the controls of ISO 14001 and it is planned to extend these to Blue Bird and Nova Bus. In addition, as explained more fully in the Internal Controls Statement on page 19, the Group utilises a formal system of risk assessment and evaluation whereby management conducts a structured review of all business risks, which includes CSR issues, and sets out their relative significance in a 'risk map'. This map is regularly updated and is reviewed twice per year by the Group Audit Committee and formally once per year by the Board. It is through this mechanism and the reports of executive directors that the Board takes regular account of the significance of these issues to the business of the Group and can ensure that is has in place effective systems for managing significant risks.

Payment of creditors
The Company's policy, which is also applied by the Group, is to pay suppliers generally at the end of the month following that in which the supplier's invoice is received or earlier where suppliers' terms require. The average number of days credit taken for trade purchases at 30 September 2002 was 40 days.

Annual General Meeting
The Notice of Meeting is on pages 59 and 60. Following the resignation of Arthur Andersen as Auditors, the Directors appointed Deloitte & Touche. Accordingly Special Notice is given in respect of Resolution 4 which deals with their reappointment. There are also three items of special business:-

Authority to allot shares (Resolution 7) At the Annual General Meeting in 2002, the directors were authorised to allot relevant securities of the Company within the meaning of Section 80 of the Companies Act 1985. This authority expires at the conclusion of this year's Annual General Meeting. The directors consider that the Company should maintain an adequate margin of unissued shares for use, for example, in connection with any future acquisition, although the directors have no present intention of issuing any shares other than pursuant to the rules of Henlys long term incentive and share option plans. Accordingly, a Resolution will be proposed at the Annual General Meeting to enable the directors to continue to exercise their powers under the Company's Articles of Association to allot unissued shares in the capital of the Company up to a maximum of 25,384,584 shares (representing approximately one third of the issued share capital of the Company). This authority will lapse on the earlier of the Annual General Meeting of the Company to be held in 2004 and 15 months after the date when the Resolution is passed. No issue will be made which would effectively alter the control of the Company without the prior approval of the shareholders in General Meeting.

Disapplication of pre-emption rights (Resolution 8) A Special Resolution will be proposed at the Annual General Meeting to authorise the directors to allot equity securities of the Company for cash otherwise than pro rata to existing shareholders in certain limited circumstances, namely either in connection with a rights issue or otherwise up to an aggregate nominal amount of £951,922 (representing 5% of the current issued share capital of the Company). This authority will lapse on the earlier of the Annual General Meeting of the Company to be held in 2004 and 15 months after the date when the Resolution is passed.

Purchase by the Company of its own shares (Resolution 9) Under the Company's Articles of Association, authority is granted to the Company to buy its own shares subject to the provisions of the Companies Act 1985. At the Annual General Meeting in 2002 the Company was given authority to buy up to 10% of the then issued share capital of the Company. No shares were purchased during the year and that authority will expire at the conclusion of this year's Annual General Meeting. Accordingly a Special Resolution will be proposed at the Annual General Meeting to renew the authority.

The authority sought is restricted to a maximum of 7,615,376 shares (which represents 10% of the current issued share capital of the Company), with a minimum purchase price of 25p per share and a maximum price which will not be more than 5% above the average of the middle market quotations for an Ordinary share as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which the shares are purchased.

Two of the normal benefits of the purchase by a company of its own shares are to bring about improvements in both the earnings per share and the net asset value per share. The authority will only be exercised if purchases can be made at prices which result in these improvements and the directors are satisfied that such purchases are in the long-term interests of the Company and the shareholders generally.

This authority will lapse on the earlier of the Annual General Meeting to be held in 2004 and 15 months after the date when the Resolution is passed.

By Order of the Board.

P. Dawes
Company Secretary
6 December 2002

Compliance with the Combined Code

The Company has complied throughout the nine months ended 30 September 2002 with the provisions of the Combined Code other than with respect to Code provision A.2.1. The Company became fully compliant following the appointment of Mr M.S. Ost on 1 May 2002 as Senior Non-Executive Director.

The Board Report on Directors' Remuneration, on pages 21 to 23, sets out the principles applied by the Board in relation thereto. In line with best practice the Board will be submitting this Board Report on Directors' Remuneration and the accompanying Notes to a vote of shareholders at the forthcoming Annual General Meeting (see pages 59 and 60).

Board of Directors

Particulars of the directors are shown on page 15. Mr R.W. Wood was appointed Chairman on 1 May 2002, following the retirement of Mr N.B.M. Askew. Mr M.S. Ost was also appointed a director and Senior Non-Executive Director on that day. The Board of Directors meets regularly (normally a minimum of 8 times a year) and additional meetings are arranged to deal with urgent matters. The Board has a formal schedule of matters reserved to it. These matters include public statements covering the Group's affairs, including social, environmental and ethical matters, authority levels, strategy, approval of annual plans, major capital expenditure, treasury policies and a review of monthly trading and financial statements. The Board is provided on a timely basis with appropriate information.

The non-executive directors have full access to the external auditors and to management and there is a formal procedure for directors to obtain independent professional advice in the furtherance of their duties should this be necessary.

Committees of the Board

The Audit Committee comprises the independent non-executive directors under the Chairmanship of Mr C.I. Cowan and meets three times a year. It assists the Board in observing its responsibilities for ensuring that the Group's financial systems provide reliable and timely information on its financial position and that the Group's published accounts represent a true and fair reflection of this position. It also assists the Board in ensuring that appropriate accounting policies, internal controls and compliance procedures are in place. The external auditors and the Finance Director attend the meetings and the remaining executive directors may also attend.

The Remuneration Committee comprises the non-executive directors under the Chairmanship of Mr M.S. Ost. The Committee generally meets three times a year and when directed by the Board, acts as *the Nomination Committee* to make recommendations to the Board on new Board appointments.

Internal Controls

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve the Group's strategic objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

An on-going process for identifying, evaluating and managing the Group's significant risks has been in place throughout the nine months ended 30 September 2002 and up to the date of approval of the Annual Report and Accounts. This process is regularly reviewed by the Audit Committee and the Board and accords with the guidance, Internal Control: Guidance for Directors on the Combined Code.

Principal elements of the Group's system of internal controls are:

Control environment

The Board sets the overall policy for the Group which includes a well defined organisational structure with clear operating procedures, lines of responsibility and delegated authority. Control procedures exist to identify and control business risks, safeguard the Group's assets and to ensure that financial transactions are properly recorded.

Assessment of business risk

A system of risk assessment and evaluation of controls is embedded within the management process. Risk assessment and evaluation takes place within each division whereby management completes a structured review of business risks, including, for example environmental, social and ethical issues, and risks to business objectives which are evaluated in terms of their individual significance and set out in a "risk map". Strategic risks and opportunities arising from changes in the Group's business environment are regularly reviewed by the Group Board. Appropriate control procedures are identified for each key risk and responsibility for control is allocated to appropriate managers.

Monitoring process

The control procedures are regularly reviewed by executive management and by the internal audit function.

The Audit Committee regularly reviews internal financial controls, the "risk maps" and other reports setting out key performance and risk indicators and considers possible control issues brought to their attention by these and the early warning mechanisms which are embedded within the operations. Representations are received from business units that control procedures have been operating effectively during the year.

The agenda for each Board meeting includes a regular item for consideration of business risks and controls and the Board receives regular reports thereon, with the emphasis on obtaining a high degree of assurance that its control procedures are operating effectively. The Board uses these reports as a basis to assess risks material to the achievement of the Group's strategic objectives. The Board has carried out an assessment of the effectiveness of the Group's system of internal controls for the purpose of this annual report.

The above statement on internal controls applies to the wholly owned activities of the Group. TransBus and Prévost have their own audit committees, which report to their respective Boards, and on which Henlys have representation.

Non-audit Services

The directors have determined that non-audit services, other than with respect to tax compliance and other regulatory matters, should not automatically be carried out by the Company's audit firm and should be the subject of formal consideration by the Board with a view to outside tender.

Directors' Responsibility to Prepare Financial Statements

UK Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss of the Group for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Going Concern

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Board Report on Directors' Remuneration

The Directors present the Board Report on Directors' Remuneration for the nine months ended 30 September 2002.

In line with best practice the Board will be submitting this Report and the accompanying Notes to a vote of shareholders at the forthcoming Annual General Meeting (see pages 59 and 60).

Remuneration Committee

Remuneration of the executive directors is determined by the Remuneration Committee. Members of the Committee comprise the non-executive directors. The Chairman is Mr M.S. Ost, who succeeded Mr N.B.M. Askew on 1 May 2002; other members are Mr C.I. Cowan and Mr R.W. Hawksworth who each served throughout the period. Members of the Committee have no personal financial interest, other than as shareholders, in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the business.

The Committee was assisted during the period by Ashurst Morris Crisp, Hewitt Bacon & Woodrow, Whitehead Mann GKR, Alithos Ltd (who were each appointed by the Committee), the Chairman, Mr RW Wood and the Company Secretary, Mr P Dawes. Ashurst Morris Crisp also provided general legal advice to the Company and Hewitt Bacon & Woodrow also provided general pension advice to the Company.

The Remuneration Committee generally meets three times a year. It determines the terms and conditions, including annual remuneration, grant of long term incentives and bonus awards, of the executive directors. From time to time, subject to a resolution of the Board, the Committee also acts as a Nomination Committee with powers to consider the appointment of directors and make recommendations to the Board.

Policy on Remuneration of Executive Directors

The remuneration policy for executive directors is to offer a remuneration package which will attract and retain the highest calibre of executive and to ensure that individual rewards and incentives are directly aligned with personal performance, the performance of the Group, its growth in size and complexity and the interests of shareholders. This policy is expected to continue in future financial years

The remuneration arrangements, which meet the provisions of Schedule A to the Combined Code, include basic salary and benefits, performance related bonus, long term incentives and pension rights. The main elements are:

(i) Basic salary and benefits

The level of basic salary and benefits is determined by the Remuneration Committee taking into account the performance of the individual and advice and information from independent sources on the rates of salary for similar positions. Individual salaries of executive directors are reviewed annually by the Committee. Benefits normally include the provision of a car, fuel, private medical insurance and permanent health insurance.

(ii) Performance related bonus

Executive directors each participate in an annual performance related bonus scheme based on achievement of target levels for pre-tax profit which in the Committee's view represent good performance, taking into account both budget and the previous year's results. Such bonus is on a scale from 10% to a cap of 60% of basic salary, relative to performance over the target levels.

(iii) Long term incentives

Long term incentive plans are the principal way of aligning the personal performance of the executive directors with the interests of the Company's shareholders. Social environmental and ethical matters are considered as part of this process. An integral part of the remuneration policy is to incentivise executive directors in this way. This has historically been achieved by the phased award of executive share options; the exercise of which is subject to performance criteria. However in 2001 a new long term incentive plan for executive directors with more demanding performance criteria and designed to closely link executive rewards to the return to shareholders on their investment was introduced and it was decided not to make further awards of executive share options to executive directors.

A description of the long term incentives is as follows:

Share options

Executive directors have received grants of options under the terms of two executive share option schemes.

The Henlys Group Executive Share Option Scheme 1995 (as amended) (the "1995 Scheme") is an Inland Revenue approved discretionary share option scheme and under it an executive may receive options at current market value to be exercised, in normal circumstances, between three and ten years after grant. The directors are also able to grant options under the 1995 Scheme which are not approved by the Inland Revenue, thus attracting an income tax charge on exercise. The exercise of options is subject to the achievement of performance conditions established by the Committee at the time options are granted.The performance conditions are summarised in Note (iii) (b) of the Notes to this report and, based on advice recieved at the time, were believed to be appropriate. An executive may hold unexercised options at any time with an exercise price of up to four times his annual earnings the award of which is normally phased over a four year period.

Prior to the 1995 Scheme options were granted under the Henlys Executive Share Option Scheme 1986. Options granted under the 1986 Scheme are not subject to performance conditions. The period for granting options under this Scheme has expired.

In addition Executive Directors may participate in the Henlys Group Savings Related Share Option

Scheme 1997 which is an Inland Revenue approved scheme available to all UK employees. It is based on three or five year savings contracts which provide an option to purchase shares after maturity at a discounted price fixed at the time the contract is taken out.

Long term incentive plan

The Henlys Group plc Long Term Incentive Plan (the "Plan") was approved by the Shareholders in April 2001. Under the Plan shares may be awarded each year to executive directors up to 100 per cent of salary. The Plan also contained special retrospective arrangements for 2000.

The number of shares to be awarded is determined by the closing mid-market price of Henlys shares on the day prior to the date of grant or the average of the closing prices for a period of up to 30 days prior to the date of grant. It is intended that awards under the Plan will vest following a period of at least three years subject to achievement of challenging performance conditions determined by the Committee at the time of grant. Following advice received with respect to such performance conditions, the Committee have determined that awards will vest in full if over a period of three years the average EPS growth of the Company against the Retail Price Index exceeds 5 per cent per year. For growth of 4 per cent per year 75 per cent of an award will vest and for growth of 3 per cent per year 50 per cent of an award will vest. Performance measurement dates have been adjusted to reflect the change in the Company's year end. The awards with a performance measurement date of 30 September 2002 have not met the performance target and will lapse.

(iv) Pension rights

Mr Wood, Mr Beresford and Mr Chivers who are based in the UK participate on a non-contributory basis in the Henlys Group plc Pension Scheme which will provide them at their normal retirement age with a pension of up to two-thirds of their final pensionable earnings at retirement. The normal retirement age is 60. In the event of early retirement before the normal retirement age, the pension would normally be reduced. Life assurance cover is four times pensionable earnings. Pensions are payable in the event of ill health and a spouse's pension is payable on death. Pensionable earnings is the member's basic salary plus bonuses, if any, up to 15% of such basic salary. This is the standard definition of pensionable earnings applicable to all members of the Scheme who participate in the Group's management performance related bonus schemes.

Mr R.E. Maddox who is based in the USA participates in the Blue Bird Body Company Executive Retirement Plan (the "ER Plan"), the Blue Bird Body Company Pension Plus Plan (the "PP Plan") and the Blue Bird Body Company Employee Pension Plan (the "EPP Plan"). The ER Plan and the EPP Plan provide at age 65 a pension based on a percentage of final average earnings for each year of service subject to a maximum of 30 years service. Average earnings under the EPP Plan are subject to an IRS maximum (US$200,000 in 2003). Benefits under the ER Plan were frozen in 1994 when Mr Maddox joined the EPP Plan. The PP Plan provides at age 65 a pension based on the value of contributions made and investment returns at that time. The PP Plan is qualified pursuant to Section 401 (K) of the Internal Revenue Code and is subject to annual maximum contributions (US$12,000 in 2003). Pensions are payable under the plans in the event of disability or death prior to age 65.

Mr Welsh who is based in the UK participates in the Henlys Group plc Pension Scheme, subject to a 5% personal contribution, in respect of earnings to the Earnings Cap (as defined in the Finance Act 1989). In respect of earnings above the Earnings Cap the Company pays a salary supplement calculated as 30% of basic salary in excess of the Earnings Cap in lieu of pension. Mr Welsh has life assurance cover of four times the Earnings Cap together with supplementary life assurance of £1,000,000 covered by insurance.

Performance Graph

The following graph contrasts the total shareholder return of the Company (calculated in accordance with The Directors' Remuneration Report Regulations 2002) with the FTSE General Industrials Index. This index was selected as a broad equity market index free of any particular factors that distort the performance over the period.


50%
25%
0%
-25%
-50%
-75%
1998
1999
2000
2001
2002
Henlys Group
FTSE General Industrials Index

Service Agreements

The Service Agreement of Mr KN Beresford dated 17 August 1989 provides for a basic salary of £225,750 and is terminable by the company at twelve months notice. Mr Beresford has indicated his intention to retire from the Company in April 2003.

The Service Agreement of Mr BAC Chivers dated 25 September 1991 provides for a basic salary of £222,784 and is terminable by the Company at twelve month's notice.

The Service Agreement of Mr R.E. Maddox dated 1 November 2000 provides for a basic salary of US$410,000 and is terminable by the Company without notice but subject to payment of one year base salary and limited continuation of certain benefits.

The Service Agreement of Mr TA Welsh dated 1 March 2002 provides for a basic salary of £362,250 and is terminable by the Company at two year's notice during the period to 31 January 2004 and thereafter at twelve month's notice.

The Service Agreement of Mr RW Wood dated 17 August 1989 provides for a basic salary of £481,410 and, having been amended in 2002, is terminable by the company at two year's notice, during the period to 31 December 2003 and thereafter at twelve month's notice.

Non-executive directors

The appointment of Non-Executive Directors is for an initial period of 3 years, subject to review. They do not normally serve longer than six years and do not have Service Agreements.

The remuneration of the Non-Executive Directors takes the form solely of fees, which are set by the Board having taken advice on appropriate levels. The current fee of each Non-Executive Director is £23,000 per annum.

The Notes to this Report, set out on pages 24 to 26, give details of directors' remuneration, pension entitlements and their interests in the Company's shares.

On behalf of the Board.

M.S. Ost
Chairman of the Remuneration Committee
6 December 2002

Notes to the Board Report on Directors' Remuneration

(i) Emoluments of the Directors

The emoluments of the directors in the 9 months ended 30 September 2002 (year ended 31 December 2001) are shown below:-

	Salary		Benefits		Fees		Bonus		Total Emoluments excluding Pensions	
	2002 £000	2001 £000	**2002 £000**	2001 £000	**2002 £000**	2001 £000	**2002 £000**	2001 £000	**2002 £000**	2001 £000
N. B. M. Askew (to 1 May 2002)	**—**	—	**—**	—	**21**	63	**—**	—	**21**	63
R. W. Wood	**347**	459	**12**	16	**—**	—	**122**	—	**481**	475
K. N. Beresford (i)	**169**	226	**7**	10	**—**	—	**59**	150	**235**	386
B. A. C. Chivers	**161**	215	**9**	12	**—**	—	**57**	—	**227**	227
C. I. Cowan	**—**	—	**—**	—	**17**	23	**—**	—	**17**	23
R. W. Hawksworth	**—**	—	**—**	—	**17**	23	**—**	—	**17**	23
R. E. Maddox	**208**	285	**4**	4	**—**	—	**—**	—	**212**	289
M. S. Ost (from 1 May 2002)	**—**	—	**—**	—	**10**	—	**—**	—	**10**	—
T. A. Welsh (from 1 March 2002)	**248** (ii)	—	**10**	—	**—**	—	**71**	—	**329**	—

(i) Mr Beresford was seconded to TransBus International Limited from 1 January 2001 to 31 December 2001 and during that period 90% of his salary and benefits and 100% of his bonus were borne by TransBus.

(ii) Includes a salary supplement of £57,000 payable in lieu of pension.

The figures above represent emoluments earned as directors during the relevant financial period. Such emoluments are paid in the same financial period with the exception of performance related bonuses, which are paid in the period following that in which they are earned. Benefits are those arising from employment by the Company which are assessable for tax.

(ii) Pension Entitlements

(a) Defined Benefit Schemes

	Increase in accrued pension excluding inflation £000	Transfer value of increase £000	**Accrued pension 30 Sept 2002 £000**	Accrued pension 31 Dec 2001 £000	Increase in accrued pension including inflation £000	**Transfer value of accrued pension 30 Sept 2002 £000**	Transfer value of accrued pension 31 Dec 2001 £000	(Decrease)/ increase in transfer value over the period £000
R. W. Wood	9	102	**247**	236	11	**2,907**	3,005	(98)
K. N. Beresford	4	48	**128**	123	5	**1,300**	1,326	(26)
B. A. C. Chivers	4	42	**123**	119	5	**1,462**	1,519	(57)
R. E. Maddox	1	6	**47**	48	1	**178**	174	4
T. A. Welsh (from 1 March 2002)	1	7	**1**	—	1	**9**	—	7

The pension entitlement shown above relates to the Company's defined benefit schemes and is that which would be paid annually on retirement based on service to the end of the period. The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. Members of the UK Scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

(b) Defined Contribution Schemes

Contributions paid by the Company to the PP Plan on behalf of Mr R. E. Maddox in the 9 months ended 30 September 2002 amounted to £3,793.

(iii) Directors' Interests

(a) Ordinary Shares

The beneficial interests of the directors in the Ordinary share capital of the Company at 30 September 2002 were as follows:

	At 30 September 2002 25p Ordinary shares	At 31 December 2001 25p Ordinary shares
R. W. Wood	**210,704**	200,704
K. N. Beresford	**50,276**	50,276
B. A. C. Chivers	**77,112**	76,950
C. I. Cowan	**5,000**	5,000
R. W. Hawksworth	**4,000**	4,000
R. E. Maddox	**117,019**	115,072
M. S. Ost	—	—(i)
T. A. Welsh	**15,000**	—(ii)

(i) 1 May 2002 (ii) 1 March 2002

As of 25 November 2002 Mr Maddox had an interest in 119,440 Ordinary Shares.

Notes to the Board Report on Directors' Remuneration

CONTINUED

(iii) Directors' Interests continued

(b) Share Options

The following movements in options over the Ordinary share capital of the Company took place during the 9 months ended 30 September 2002:

	Number of Options at 1.01.02	Number of Options granted in 2002	Number of Options at 30.09.02	Exercise price (pence)	Date from which exercisable	Expiry Date
R.W. Wood	51,785(a)	—	51,785(a)	307.00	Mar 1997	Mar 2004
	41,428(a)	—	41,428(a)	259.50	Mar 1998	Mar 2005
	25,892	—	25,892	405.50	May 1998	May 2005
	51,785	—	51,785	568.50	Mar 1999	Mar 2003
	51,785	—	51,785	539.50	Mar 2000	Mar 2004
	98,391	—	98,391	384.50	Sep 2000	Sep 2004
	85,000	—	85,000	534.00	Oct 2002	Oct 2009
	70,000	—	70,000	371.00	Mar 2003	Mar 2010
	3,887(b)	—	3,887(b)	249.20	Jun 2004	Dec 2004
Total:	479,953	—	479,953			
K.N. Beresford	31,071(a)	—	31,071(a)	259.50	Mar 1998	Mar 2005
	5,178	—	5,178	405.50	May 1998	May 2005
	10,357	—	10,357	496.00	Oct 1998	Oct 2002
	31,071	—	31,071	568.50	Mar 1999	Mar 2003
	31,071	—	31,071	539.50	Mar 2000	Mar 2004
	25,892	—	25,892	384.50	Sep 2000	Sep 2004
	45,000	—	45,000	534.00	Oct 2002	Oct 2009
	45,000	—	45,000	371.00	Mar 2003	Mar 2010
Total:	224,640	—	224,640			
B.A.C. Chivers	41,428(a)	—	41,428(a)	307.00	Mar 1997	Mar 2004
	35,213(a)	—	35,213(a)	259.50	Mar 1998	Mar 2005
	16,571	—	16,571	405.50	May 1998	May 2005
	20,714	—	20,714	568.50	Mar 1999	Mar 2003
	25,892	—	25,892	539.50	Mar 2000	Mar 2004
	15,535	—	15,535	384.50	Sep 2000	Sep 2004
	4,350(b)	—	4,350(b)	396.50	Jun 2003	Dec 2003
	42,000	—	42,000	534.00	Oct 2002	Oct 2009
	39,000	—	39,000	371.00	Mar 2003	Mar 2010
Total:	240,703	—	240,703			
R.E. Maddox	60,000	—	60,000	511.50	Nov 2002	Nov 2009
	80,000	—	80,000	371.00	Mar 2003	Mar 2010
	60,000	—	60,000	325.00	Oct 2003	Oct 2010
	114,523	—	114,523	304.00	Apr 2004	Apr 2011
Total:	314,523	—	314,523			
T.A. Welsh	—	11,335(b)	11,335(b)	146.00	Jun 2007	Dec 2007
Total:	—	11,335	11,335			

The options above are under the terms of the Henlys Group Executive Share Option Scheme 1995 except as marked (a) which are under the terms of the Henlys Executive Share Option Scheme 1986 (No.1) and (b) which are under the terms of the Henlys Group Savings Related Share Option Scheme 1997.

The performance condition to be met before an option can be exercised under the terms of the Henlys Group Executive Share Option Scheme 1995 is that options will only be exercisable if, over a three year period following the grant of the options, the Company achieves growth in earnings per share which exceeds the growth in the Retail Prices Index by an average of 2% per year.

Notes to the Board Report on Directors' Remuneration

CONTINUED

(iii) Directors' Interests continued

(c) Long Term Incentive Plan ("LTIP")

	Number of Shares at 1.01.02	Number of Shares granted in 2002	Number of Shares at 30.09.02	Performance period (years)	Performance measurement date
R.W. Wood	74,300	—	74,300	3	30.09.02
	153,410	—	153,410	3	30.09.03
	—	249,158	249,158	3	30.09.04
Total:	227,710	249,158	476,868		
K.N. Beresford	36,555	—	36,555	3	30.09.02
	49,059	—	49,059	3	30.09.03
	—	122,583	122,583	3	30.09.04
Total:	85,614	122,583	208,197		
B.A.C. Chivers	34,854	—	34,854	3	30.09.02
	71,965	—	71,965	3	30.09.03
	—	116,882	116,882	3	30.09.04
Total:	106,819	116,882	223,701		
R.E. Maddox	62,307	—	62,307	3	30.09.03
	—	154,950	154,950	3	30.09.04
Total:	62,307	154,950	217,257		
T.A. Welsh	—	190,052	190,052	3	30.09.04
Total:	—	190,052	190,052		

The performance condition to be met in respect of each of the LTIP awards is that over the performance period the average EPS growth, pre-goodwill amortisation and exceptional items, of the Company against the Retail Price Index shall exceed 3% per year. For growth of 3%, 50% of the shares comprised in the award will be awarded; for growth of 4%, 75% will be awarded and for growth of 5%, 100% will be awarded. Performance measurement dates have been adjusted to reflect the change to the Company's year end. The LTIP awards with a performance measurement date of 30 September 2002 have not met the performance target and will lapse.

Except as referred to above, there were no changes to the directors' interests shown above in the period 30 September 2002 to 25 November 2002.

The middle market price of the shares as at 30 September 2002 was 106.5p and the range during the period 1 January 2002 to 30 September 2002 was 106.5p to 224.5p.

Mr C.I. Cowan, Mr R.W. Hawksworth and Mr M.S. Ost do not participate in the share option plans or LTIP.

Independent auditors' report to the members of Henlys Group plc

We have audited the financial statements of Henlys Group plc for the nine months ended 30 September 2002 which comprise the profit and loss account, the balance sheets, the cash flow statement, the notes to the cash flow statement, the statement of total recognised gains and losses, the note of historical cost profits and losses, the reconciliation of movements in equity shareholders' funds, the statement of accounting policies and the related notes 1 to 24. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information as set out in the notes to the board report on directors' remuneration on pages 24 to 26.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above period as described in the contents section including the board report on directors' remuneration and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- The financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2002 and of the loss of the Group for the period then ended; and

- The financial statements and the notes to the board report on directors' remuneration have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Leeds
6 December 2002

Group Profit and Loss Account

FOR THE 9 MONTHS ENDED 30 SEPTEMBER 2002

		9 months ended 30 September 2002				Year ended 31 December 2001			
	Note	Group £000	Interest in Joint Ventures £000	Interest in Associates £000	Total £000	Group £000	Interest in Joint Ventures £000	Interest in Associates £000	Total £000
Turnover	1	**358,061**	**120,457**	**44,250**	**522,768**	458,526	168,968	89,240	716,734
Cost of sales	2	**(315,848)**	**(108,533)**	**(33,526)**	**(457,907)**	(391,162)	(156,127)	(68,652)	(615,941)
Gross Profit		**42,213**	**11,924**	**10,724**	**64,861**	67,364	12,841	20,588	100,793
Other operating expenses (net)	2	**(40,027)**	**(10,409)**	**(7,311)**	**(57,747)**	(51,198)	(34,258)	(16,582)	(102,038)
Operating Profit/(Loss)	1								
		2,186	**1,515**	**3,413**	**7,114**	16,166	(21,417)	4,006	(1,245)
Share of operating profit/(loss) in joint ventures	12	**1,515**				(21,417)			
Share of operating profit in associates		**3,413**				4,006			
Total Operating Profit/(Loss)		**7,114**				(1,245)			
Loss on disposal of UK business		**—**				(14,077)			
Interest payable (net)	3	**(11,106)**				(20,299)			
Loss on Ordinary Activities before Taxation	4	**(3,992)**				(35,621)			
Taxation	7	**(3,693)**				(5,739)			
Loss for the Financial Period		**(7,685)**				(41,360)			
Dividends	8	**(5,826)**				(7,767)			
Transfer from Reserves	21	**(13,511)**				(49,127)			
(Loss)/Earnings per Share									
Basic	9	**(10.1)p**				(54.3)p			
Adjusted	9	**18.4p**				27.8p			
Diluted	9	**(3.1)p**				(35.3)p			
Adjusted diluted	9	**18.8p**				27.9p			

All the above results arise from continuing operations.

The movement on reserves is shown in note 21 to the financial statements.

The accompanying notes and accounting policies are an integral part of these financial statements.

Balance Sheets

AT 30 SEPTEMBER 2002

	Note	**Group 30 Sept 2002 £000**	**Interest in Joint Ventures 30 Sept 2002 £000**	**Total 30 Sept 2002 £000**	Group 31 Dec 2001 £000	Interest in Joint Ventures 31 Dec 2001 £000	Total 31 Dec 2001 £000	**Company 30 Sept 2002 £000**	Company 31 Dec 2001 £000
Fixed Assets									
Intangible assets	10	**314,244**	**16,688**	**330,932**	342,784	18,694	361,478	**—**	—
Tangible assets	11	**26,240**	**15,589**	**41,829**	26,205	17,214	43,419	**221**	143
Investments	12	**101,117**	**(28,228)**	**72,889**	108,227	(31,696)	76,531	**590,533**	627,946
		441,601	**4,049**	**445,650**	477,216	4,212	481,428	**590,754**	628,089
Current Assets									
Stocks	13	**86,315**	**35,901**	**122,216**	77,952	52,282	130,234	**—**	—
Debtors	14	**29,244**	**35,897**	**65,141**	28,227	32,488	60,715	**41,468**	37,143
Cash at bank and in hand		**39,991**	**2,142**	**42,133**	8,869	6,095	14,964	**16,567**	—
		155,550	**73,940**	**229,490**	115,048	90,865	205,913	**58,035**	37,143
Creditors									
Amounts falling due within one year	15	**157,838**	**60,781**	**218,619**	94,937	81,047	175,984	**206,424**	180,835
Net Current (Liabilities)/Assets		**(2,288)**	**13,159**	**10,871**	20,111	9,818	29,929	**(148,389)**	(143,692)
Total Assets less Current Liabilities		**439,313**	**17,208**	**456,521**	497,327	14,030	511,357	**442,365**	484,397
Creditors: Amounts falling due after more than one year:									
Convertible debt	16	**152,614**	**—**	**152,614**	164,903	—	164,903	**152,614**	164,903
Other creditors	16	**64,820**	**1,110**	**65,930**	80,002	2,150	82,152	**64,820**	80,002
Provisions for Liabilities and Charges	18	**32,645**	**16,098**	**48,743**	38,154	11,880	50,034	**—**	—
Net Assets		**189,234**	**—**	**189,234**	214,268	—	214,268	**224,931**	239,492
Capital and Reserves									
Called up share capital	20	**19,038**			19,038			**19,038**	19,038
Share premium account	21	**118,800**			118,800			**118,800**	118,800
Other reserves	21	**33,458**			44,981			**54,600**	64,551
Profit and loss account	21	**17,938**			31,449			**32,493**	37,103
Equity Shareholders' Funds		**189,234**			214,268			**224,931**	239,492

Approved by the Board of Directors on 6 December 2002.

R.W. Wood
Chairman

B.A.C. Chivers
Finance Director

The accompanying notes and accounting policies are an integral part of these financial statements.

Group Statement of Total Recognised Gains and Losses

FOR THE 9 MONTHS ENDED 30 SEPTEMBER 2002

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Loss for the financial period	**(7,685)**	(41,360)
Foreign exchange (loss)/gain on retranslation of investments and goodwill	**(38,538)**	9,997
Foreign exchange gain/(loss) on retranslation of loans	**27,898**	(8,233)
Tax effect of foreign exchange movements	**(883)**	539
Total recognised gains and losses relating to the period	**(19,208)**	(39,057)

Group Historical Cost Profits and Losses

FOR THE 9 MONTHS ENDED 30 SEPTEMBER 2002

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Loss on ordinary activities before taxation	**(3,992)**	(35,621)
Realisation of property revaluation gains of previous years	**—**	6,029
Historical cost loss before taxation	**(3,992)**	(29,592)
Historical cost loss for the period retained after taxation and dividends	**(13,511)**	(43,098)

Reconciliation of Movements in Equity Shareholders' Funds

FOR THE 9 MONTHS ENDED 30 SEPTEMBER 2002

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Loss for the financial period	**(7,685)**	(41,360)
Dividends	**(5,826)**	(7,767)
New share capital issued	**—**	31
Foreign exchange (loss)/gain on retranslation of investments and goodwill	**(38,538)**	9,997
Foreign exchange gain/(loss) on retranslation of loans	**27,898**	(8,233)
Tax effect of foreign exchange movements	**(883)**	539
Goodwill written back on disposals	**—**	10,248
Net movement in equity shareholders' funds	**(25,034)**	(36,545)
Equity shareholders' funds at beginning of period	**214,268**	250,813
Equity shareholders' funds at end of period	**189,234**	214,268

The accompanying notes and accounting policies are an integral part of these financial statements.

Group Cash Flow Statement

FOR THE 9 MONTHS ENDED 30 SEPTEMBER 2002

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Net Cash Inflow from Operating Activities	**18,419**	32,967
Dividends and Interest Received from Joint Ventures and Associates	**7,374**	7,145
Returns on Investments and Servicing of Finance	**(7,744)**	(18,175)
Taxation	**1,479**	(909)
Capital Expenditure (net)	**(14,688)**	(10,749)
Acquisitions and Disposals	**—**	(3,704)
Equity Dividends Paid	**(2,589)**	(15,533)
Cash Inflow/(Outflow) before Financing	**2,251**	(8,958)
Financing	**33,680**	(12,670)
Increase/(Decrease) in Cash in the Period	**35,931**	(21,628)

The accompanying notes and accounting policies are an integral part of these financial statements.

Notes to the Group Cash Flow Statement

1 Reconciliation of Total Operating Profit/(Loss) to Net Cash Inflow from Operating Activities

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Total operating profit/(loss)	**7,114**	(1,245)
Share of operating (profit)/loss in joint ventures	**(1,515)**	21,417
Share of operating profit in associates	**(3,413)**	(4,006)
Operating profit excluding joint ventures and associates	**2,186**	16,166
Depreciation charge	**2,398**	3,636
Amortisation of goodwill	**14,001**	19,136
Increase in value of fixed asset investments	**(1)**	(92)
Loss on sale of tangible fixed assets	**146**	1
Increase in stock	**(19,339)**	(2,526)
(Increase)/decrease in debtors	**(6,345)**	2,329
Increase/(decrease) in creditors and provisions for liabilities and charges	**25,373**	(5,683)
Net Cash Inflow from Operating Activities	**18,419**	32,967

2 Analysis of Cash Flows

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Returns on investments and servicing of finance		
Interest received	**767**	2,039
Interest paid	**(8,511)**	(20,214)
Net Cash Outflow	**(7,744)**	(18,175)
Taxation		
Tax received	**1,479**	594
Tax paid	**—**	(1,503)
Net Cash Inflow/(Outflow)	**1,479**	(909)
Capital expenditure and financial investment		
Purchase of tangible fixed assets and product development	**(14,705)**	(13,803)
Purchase of fixed asset investments	**—**	(119)
Sale of tangible fixed assets	**15**	59
Sale of fixed asset investments	**2**	3,114
Net Cash Outflow	**(14,688)**	(10,749)
Acquisitions and disposals		
Acquisition of associated undertaking	**—**	(1,570)
Acquisition of joint venture	**—**	(1,099)
Cash in subsidiary undertakings disposed	**—**	(362)
Disposal of subsidiary undertakings	**—**	(673)
Net Cash Outflow	**—**	(3,704)
Financing		
New loans	**42,510**	13,237
Repayment of loans	**(8,830)**	(25,938)
Issue of ordinary share capital	**—**	31
Net Cash Inflow/(Outflow)	**33,680**	(12,670)

3 Analysis and Reconciliation of Net Debt

	1 January 2002 £000	Cash Flow £000	Other non-cash changes £000	Translation Difference £000	**30 September 2002 £000**
Cash at bank and in hand	8,869	32,195	—	(1,073)	**39,991**
Bank overdraft	(3,736)	3,736	—	—	**—**
	5,133	35,931	—	(1,073)	**39,991**
Debt due after 1 year	(244,905)	—	9,253	18,218	**(217,434)**
Debt due within 1 year	(40,931)	(33,680)	(9,538)	6,600	**(77,549)**
Net debt	(280,703)	2,251	(285)	23,745	**(254,992)**

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Increase/(decrease) in cash in the period	**35,931**	(21,628)
Cash (inflow)/outflow from (increase)/decrease in debt	**(33,680)**	12,701
Movement in net debt resulting from cash flows	**2,251**	(8,927)
Translation difference	**23,745**	(6,772)
Amortisation of debt issue costs	**(285)**	(384)
Movement in net debt in period	**25,711**	(16,083)
Net debt at beginning of period	**(280,703)**	(264,620)
Net debt at end of period	**(254,992)**	(280,703)

Accounting Policies

The principal accounting policies, which have been applied consistently throughout the period and preceding year are:

(a) Basis of accounting

These financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards.

(b) Basis of consolidation

The financial statements of all subsidiary undertakings are consolidated and made up to 30 September.

The accounting dates of the Group's joint ventures and associates are not coterminous with the Group's 30 September accounting reference date.

For the Group's joint ventures, results for the nine month period ended 30 September have been included.

As permitted by FRS9 the results for the six months ended 30 June 2002 have been included for the Group's associate. This period is that for which the most recent published information is available.

Undertakings, other than subsidiary undertakings, over which the Group exerts joint control are treated as joint ventures. The consolidated profit and loss account includes the appropriate share of these undertakings' profits less losses.

Investments in associates are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of associates' profits less losses while the Group's share of net assets of the associates is shown in the consolidated balance sheet. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out in (m) below. Any unamortised balance of goodwill is included in the carrying value of the investment in associates.

As permitted by section 230 of the Companies Act 1985 a separate profit and loss account for the parent company is not presented.

(c) Turnover

Turnover comprises the net invoiced value of sales of all activities, excluding value added tax, to customers outside the Group.

Turnover in respect of vehicles is recognised either on despatch of vehicles to customers or on the completion of the vehicle where the customer has paid for the vehicle or where the vehicle has been sold on credit terms.

(d) Foreign currency

Transactions in foreign currencies are translated into sterling at the rates of exchange current at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the period end are reported at the rates of exchange prevailing at the balance sheet date or, where appropriate, at the rate of exchange in a related forward exchange contract. Any gains or losses arising from a change in exchange rates subsequent to the date of transactions are included in the profit and loss account.

For the purposes of consolidation and application of the equity method of accounting, the closing rate method is used under which translation gains or losses are shown as movements on reserves. The Group's share of profit and loss accounts of overseas joint ventures are translated at the weighted average exchange rate.

Exchange differences on foreign currency loans, to the extent that they hedge equity investments in overseas operations, are taken to reserves and separately reported.

(e) Research and development

All expenditure related to research and development for new models of existing products is charged against income as incurred.

(f) Intangible assets – product development

Product development costs relate to development costs of new products where the directors are satisfied as to the technical, commercial and financial viability of such projects. In such cases the identifiable expenditure is deferred and amortised over the period during which the Group is expected to benefit. This period is between five and eight years.

(g) Pension costs and other post retirement benefits

For the defined benefit schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the estimated regular cost of providing the benefits accrued in the period, adjusted to reflect variations from that cost. The regular cost is calculated so that it represents a substantially level percentage of current and future payroll. Variations from regular cost are charged or credited to the profit and loss account as a constant percentage of payroll over the estimated average remaining working life of scheme members. The defined benefit schemes are funded, with the assets of the schemes held separately from those of the group in separate trustee administered funds. Differences between amounts charged to the profit and loss account and amounts funded are shown as either provisions or prepayments in the balance sheet.

For the defined contribution schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

(h) Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is measured on a non-discounted basis.

(i) Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation is calculated to write off the cost less estimated residual value of fixed assets in equal annual instalments over their estimated useful lives as follows:

Land:	nil
Freehold buildings:	2% to 3% per annum
Short leasehold buildings:	over the term of the lease
Plant and equipment:	8% to 25% per annum
Vehicles:	25% to 50% per annum
Computers:	14% to 50% per annum

(j) Leases

Assets acquired under hire purchase agreements and finance leases are capitalised and depreciated over the shorter of the lease term and the useful economic life. The net obligations under these agreements are included in creditors. The finance charges are allocated over the primary period of the leases so as to provide a constant periodic charge on the outstanding balance.

Payments made in respect of operating leases are charged to the profit and loss account on a straight line basis over the period of the lease.

(k) Stocks

Stocks are valued at the lower of cost and net realisable value. Cost includes materials, labour and an appropriate proportion of production overheads. Provision is made for obsolete, slow moving or defective items where appropriate.

(l) Investments

In the Group financial statements investments in joint ventures are dealt with by the gross equity method of accounting. That is the consolidated profit and loss account includes the appropriate share of these undertakings' profits less losses while the Group's share of their net assets and liabilities, is shown in the consolidated balance sheet.

In the Company's financial statements investments in joint ventures, associates and subsidiary undertakings are shown at cost less provision for impairment.

Other fixed asset investments are shown at cost less provision for impairment.

(m) Acquisitions and goodwill

Positive purchased goodwill is capitalised and classified as an asset on the balance sheet. Amortisation is calculated to write off the capitalised goodwill in equal instalments over 20 years which is its economic useful life. Goodwill is reviewed for impairment upon completion of the first full year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying values may not be recoverable.

Trading results of acquired subsidiary undertakings, joint ventures and associates are included from the date of acquisition.

Goodwill purchased prior to the implementation of Financial Reporting Standard No. 10 was and remains eliminated as a matter of accounting policy against a special reserve and is charged to the profit and loss account on subsequent disposal of the business to which it related. On disposal or closure of a previously acquired business, the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

(n) Derivative financial instruments

The Group uses interest rate swaps and caps to reduce exposure to interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Where the Group has taken out an interest rate swap, the interest charge in the financial statements is calculated at the swap rate applied to the related borrowings.

Where a premium is paid for an interest rate cap, this is written off when the protected period commences.

(o) Debt

Debt is initially stated at the amount of the net amounts received after deduction of issue costs.

Convertible debt is reported as a liability unless conversion actually occurs. There is no premium or discount on conversion.

1 Segmental Reporting

(a) Total turnover, operating profit and net assets for continuing operations by geographical origin were:

	UK 9 months ended 30 Sept 2002 £000	UK Year ended 31 Dec 2001 £000	North America 9 months ended 30 Sept 2002 £000	North America Year ended 31 Dec 2001 £000	Total 9 months ended 30 Sept 2002 £000	Total Year ended 31 Dec 2001 £000
Turnover						
Operations	—	—	**358,061**	458,526	**358,061**	458,526
Share of turnover in joint ventures	—	—	**120,457**	168,968	**120,457**	168,968
Share of turnover in associates	**44,250**	89,240	—	—	**44,250**	89,240
	44,250	89,240	**478,518**	627,494	**522,768**	716,734
Operating Profit/(Loss)						
Operations	—	—	**22,292**	38,631	**22,292**	38,631
Share of operating profit in joint ventures	—	—	**4,119**	3,116	**4,119**	3,116
Share of operating profit in associates	**5,101**	10,228	—	—	**5,101**	10,228
Amortisation of goodwill	**(1,295)**	(1,727)	**(14,874)**	(20,306)	**(16,169)**	(22,033)
Exceptional costs	**(393)**	(4,495)	**(7,836)**	(26,692)	**(8,229)**	(31,187)
	3,413	4,006	**3,701**	(5,251)	**7,114**	(1,245)
Loss on disposal of UK business					—	(14,077)
Interest payable (net)					**(11,106)**	(20,299)
Loss on ordinary activities before taxation					**(3,992)**	(35,621)
Net assets	**59,192**	62,713	**385,034**	432,258	**444,226**	494,971
Net debt					**(254,992)**	(280,703)
					189,234	214,268

Amortisation of goodwill in North America is shown after charging £873,000 (2001 – £1,170,000) in respect of joint ventures.

(b) Total turnover for continuing operations by geographical destination was:

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Inside the UK – share of turnover of associates	**32,655**	65,045
Outside the UK (mainly North America) – operations	**358,061**	458,526
– share of turnover in joint ventures	**120,457**	168,968
– share of turnover in associates	**11,595**	24,195
	522,768	716,734

(c) Net assets of the Group were:

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Coach and bus operations	**345,430**	389,248
Investment in joint ventures	**28,228**	31,696
Investment in associates	**70,568**	74,027
Total coach and bus	**444,226**	494,971
Net debt	**(254,992)**	(280,703)
	189,234	214,268

2 Cost of Sales and Other Operating Expenses (net)

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Cost of sales	**315,848**	391,162
Other operating expenses (net)		
Amortisation of goodwill	**14,001**	19,136
Exceptional cost - closure costs of Blue Bird's Midwest plant (2001 - closure costs of Blue Bird's Mexican plant)	**6,105**	3,329
Other administrative expenses	**19,921**	28,733
Total administrative expenses	**40,027**	51,198

3 Interest Payable (net)

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Interest payable on:		
– bank loans and overdrafts	**(3,591)**	(9,717)
– other loans	**(6,462)**	(9,588)
	(10,053)	(19,305)
Share of joint ventures' interest payable	**(1,426)**	(2,209)
Share of associates' interest payable	**(118)**	(568)
	(11,597)	(22,082)
Interest receivable	**491**	1,783
	(11,106)	(20,299)

4 Loss on Ordinary Activities before Taxation

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Loss on ordinary activities before taxation is stated after charging:		
Depreciation of tangible fixed assets	**2,366**	3,636
Amortisation of goodwill	**14,001**	19,136
Operating lease rentals		
– plant and equipment	**998**	1,360
– land and buildings	**128**	398
Development expenditure	**2,053**	389
Auditors' remuneration for audit services	**196**	240

In addition to the auditors' remuneration shown above, amounts totalling £292,600 (2001 – £273,700) have been paid to Deloitte & Touche and the previous auditors, Arthur Andersen, in the UK in respect of advice relating to acquisitions and investments and other non-audit services.

5 Staff Costs

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Employee costs, including executive directors, during the period amounted to:		
Wages and salaries	**72,629**	92,082
Social security costs	**4,639**	5,784
Other pension costs (note 22)	**2,762**	2,234
	80,030	*100,100*

	2002 Number	2001 Number
The average monthly number of employees, including executive directors, during the period was:	**2,965**	3,197

6 Directors Emoluments

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Fees	**65**	109
Remuneration:		
Salaries and taxable benefits	**1,175**	1,015
Performance related and other bonus payments	**309**	—
	1,549	1,124

Full disclosure of the Directors' emoluments, pension entitlements, share options and long term incentive schemes are included in the Notes to the Board Report on Directors' Remuneration on pages 24 to 26.

7 Taxation

The tax charge comprises:

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Current tax:		
UK corporation tax	**(154)**	3,132
Withholding tax	**179**	536
Double tax relief	—	(1,007)
	25	2,661
Overseas tax	**1,516**	(1,440)
	1,541	1,221
Adjustments in respect of prior years		
Overseas tax	**(32)**	(1,844)
Total current tax	**1,509**	(623)
Deferred tax:		
Origination and reversal of timing differences	**322**	6,463
Adjustment in respect of prior years	**570**	1,800
Total deferred tax (see note 19)	**892**	8,263
Share of joint ventures' tax	**(55)**	(3,250)
Share of associates' tax	**1,347**	1,349
Total tax on loss on ordinary activities	**3,693**	5,739

The tax credit in respect of exceptional costs amounted to £2,728,000 (2001 - £4,799,000).

The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the loss before tax is as follows:

	9 months ended 30 Sept 2002 £000	Year ended 31 Dec 2001 £000
Loss on ordinary activities before tax	**(3,992)**	(35,621)
Less: share of joint ventures' loss before tax	**1,023**	26,578
share of associates' profit before tax	**(4,590)**	(5,165)
Group loss on ordinary activities before tax	**(7,559)**	(14,208)
Tax on Group loss on ordinary activities at standard UK corporation tax rate of 30% (2001 - 30%)	**(2,268)**	(4,262)
Effects of:		
Expenses not deductible for tax purposes - principally amortisation of goodwill	**4,201**	9,713
Current year movement on deferred tax	**(322)**	(6,463)
Rate differences on overseas earnings	**(70)**	2,233
Adjustment to tax charge in respect of previous periods	**(32)**	(1,844)
Group current tax charge/(credit)	**1,509**	(623)

7 Taxation
continued

The tax charge in future periods may be affected by:

- the fact that the Group earns its profits primarily in North America and therefore the tax rate applicable to those profits is higher than the standard rate for UK corporation tax
- the utilisation of taxable losses in the Group's joint ventures which in the present period amount to an unrecognised deferred tax asset as, based on currently available information, it is considered unlikely that suitable taxable profits will be generated in the forseeable future
- the non-tax deductible goodwill amortisation

8 Dividends

	9 months ended 30 Sept 2002 pence	Year ended 31 Dec 2001 pence	**9 months ended 30 Sept 2002 £000**	Year ended 31 Dec 2001 £000
Ordinary: Interim proposed (2001 - paid)	**2.5**	6.8	**1,904**	5,177
Final proposed	**5.15**	3.4	**3,922**	2,590
	7.65	10.2	**5,826**	7,767

9 (Loss)/Earnings per Share

Loss per share has been calculated by dividing the loss for the financial period of £7,685,000 (2001 – loss of £41,360,000) by 76,153,761 (2001 – 76,149,660) Ordinary shares, being the weighted average number of Ordinary shares in issue during the period.

Adjusted earnings per share, which gives a useful indication of underlying performance, has been calculated by dividing the profit for the financial period, before amortisation of goodwill and exceptional costs, amounting to £13,985,000 (2001 – £21,138,000) by 76,153,761 (2001 – 76,149,660) Ordinary shares, being the weighted average number of Ordinary shares in issue during the period.

Diluted loss per share has been calculated by dividing the loss for the financial period excluding the interest on the convertible loan stock net of tax of £3,051,000 (2001 – loss of £34,916,000) by 98,823,585 (2001 – 98,814,275) Ordinary shares, being the weighted average number of Ordinary shares in issue during the period adjusted for the exercise of outstanding share options and convertible debt.

Adjusted diluted earnings per share has been calculated by dividing the adjusted profit excluding the interest on the convertible loan stock net of tax of £18,619,000 (2001 – £27,582,000) by 98,823,585 (2001 – 98,814,275) Ordinary shares, being the weighted average number of Ordinary shares in issue during the period adjusted for the exercise of outstanding share options and convertible debt.

	9 months ended 30 Sept 2002 pence per share	Year ended 31 Dec 2001 pence per share
Basic loss per share	**(10.1)**	(54.3)
Amortisation of goodwill	**21.2**	28.9
Exceptional costs	**10.8**	59.5
Associated tax credit	**(3.5)**	(6.3)
Adjusted earnings per share	**18.4**	27.8
Diluted loss per share	**(3.1)**	(35.3)
Amortisation of goodwill	**16.4**	22.3
Exceptional costs	**8.3**	45.8
Associated tax credit	**(2.8)**	(4.9)
Adjusted diluted earnings per share	**18.8**	27.9

Notes to the Financial Statements

CONTINUED

10 Intangible Assets

Group	Product Development £000	Goodwill £000	Total £000
Cost:			
Beginning of period	5,581	378,879	384,460
Additions	10,091	—	10,091
Exchange adjustment	(797)	(27,677)	(28,474)
End of period	**14,875**	**351,202**	**366,077**
Amortisation:			
Beginning of period	—	41,676	41,676
Charged in period	32	14,001	14,033
Exchange adjustment	—	(3,876)	(3,876)
End of period	**32**	**51,801**	**51,833**
Net book value:			
Beginning of period	5,581	337,203	342,784
End of period	**14,843**	**299,401**	**314,244**

Development costs have been capitalised in accordance with SSAP13. The costs relate to the development of a number of new product lines.

11 Tangible Fixed Assets

Group	Land and Buildings Freehold £000	Short Leasehold £000	Plant and Equipment £000	Total £000
Cost:				
Beginning of period	11,046	180	22,833	34,059
Additions	837	—	3,777	4,614
Disposals	(5)	—	(231)	(236)
Exchange adjustment	(850)	—	(1,865)	(2,715)
End of period	**11,028**	**180**	**24,514**	**35,722**
Depreciation:				
Beginning of period	1,254	71	6,529	7,854
Charged in period	464	11	1,891	2,366
Disposals	(1)	—	(74)	(75)
Exchange adjustment	(109)	—	(554)	(663)
End of period	**1,608**	**82**	**7,792**	**9,482**
Net book value:				
Beginning of period	9,792	109	16,304	26,205
End of period	**9,420**	**98**	**16,722**	**26,240**

Freehold land amounting to £1,221,000 (2001 – £1,340,000) has not been depreciated.

11 Tangible Fixed Assets

continued

Company	Land and Buildings Short Leasehold £000	Plant and Equipment £000	Total £000
Cost:			
Beginning of period	180	234	414
Additions	—	119	119
Disposals	—	(72)	(72)
End of period	**180**	**281**	**461**
Depreciation:			
Beginning of period	71	200	271
Charged in period	11	30	41
Disposals	—	(72)	(72)
End of period	**82**	**158**	**240**
Net book value:			
Beginning of period	109	34	143
End of period	**98**	**123**	**221**

12 Investments

	Group 30 Sept 2002 £000	Group 31 Dec 2001 £000	**Company 30 Sept 2002 £000**	Company 31 Dec 2001 £000
Subsidiary undertakings	—	—	**465,999**	499,553
Joint ventures	**28,228**	31,696	**53,131**	56,990
Associates	**70,568**	74,027	**71,403**	71,403
Other fixed asset investments	**2,321**	2,504	—	—
	101,117	108,227	**590,533**	627,946

Principal group investments

The Company and the Group have investments in the following subsidiary undertakings, joint ventures and associates which principally affected the profits or net assets of the Group. To avoid a statement of excessive length, details concerning investments which are not significant have been omitted.

	Country of incorporation	Principal activity	Holding
Subsidiary undertakings			
*Blue Bird Body Company**	*USA*	*Manufacture of school and transit buses and recreational vehicles*	*100%*
Joint ventures			
Prévost Holding B.V.	Netherlands	Investment holding company	50%
Prévost Car Inc.*	Canada	Manufacture of highway coaches and bus shells for conversion	50%
Prévost Car Inc.*	USA	Distribution of highway coaches, after sales provision and manufacture of urban transit buses	50%
Associates			
TransBus Holdings Limited	England	Investment holding company	30%
TransBus International Limited*	England	Manufacture and distribution of public service vehicles	30%

The share capital of the above companies is owned directly by Henlys Group plc, except those marked by an asterisk.

12 Investments

continued

Subsidiary undertakings

	Shares £000	Loans £000	Total £000
Cost:			
At beginning of period	44,010	464,477	508,487
Additions	357,417	—	357,417
Disposals	(210)	(356,021)	(356,231)
Exchange adjustment	(31,842)	(2,898)	(34,740)
At end of period	**369,375**	**105,558**	**474,933**
Amounts written off :			
At beginning and end of period	8,934	—	8,934
Net book value:			
At beginning of period	35,076	464,477	499,553
At end of period	**360,441**	**105,558**	**465,999**

On 15 February 2002 the company acquired the entire share capital of Henlys Finance Limited from a fellow Group undertaking, Henlys US Investments Inc. for a total consideration of £357,417,000. The consideration was satisfied by a cash payment of £1,396,000 and the existing loan of £356,021,000 between the Company and Henlys US Investments Inc. was treated as having been satisfied in full.

The disposal of shares in subsidiary undertakings represents a dormant company that has been struck off the register of companies.

Joint ventures

	Group £000	Company £000
Cost:		
At beginning of period	51,916	56,990
Share of retained loss for period	(1,841)	—
Exchange adjustment	(1,627)	(3,859)
At end of period	**48,448**	**53,131**
Amounts written off:		
At beginning and end of period	20,220	—
Net book value:		
At beginning of period	31,696	56,990
At end of period	**28,228**	**53,131**

The Company's investment in joint ventures includes long-term loans of £21,459,000 (2001 – £45,684,000) bearing interest at a commercial rate. The movement in the period in respect of these loans relates to exchange movements of £2,044,000 and the capitalisation of loans of £22,181,000.

The information given in the Group's profit and loss account as shown on page 28 and the Group's balance sheet as shown on page 29 as interests in joint ventures is accounted for by the Group's investment in Prévost Car Inc.

12 Investments
continued

Investment in Prévost Car Inc.

The summarised consolidated results of the joint venture, Prévost Car Inc., set out below at 30 September 2002, are prepared on a basis consistent with the Group's accounting policies.

The information relates to the whole of Prévost Car Inc. in which Henlys Group plc has a 50% interest (49% up to 1 October 2001) translated using the average monthly exchange rates applied to the monthly results in respect of the consolidated Profit and Loss Account and Cash Flow Statement, and at the closing rate on 30 September 2002 of Can$2.4945 = £1 (2001 – Can$2.3232 = £1) for the Consolidated Balance Sheet.

Consolidated Profit and Loss Account	**9 months ended 30 Sept 2002 £000**	Year ended 31 Dec 2001 £000
Turnover	**240,914**	343,108
Cost of sales	**(217,066)**	(317,033)
Gross profit	**23,848**	26,075
Other operating expenses (net)	**(15,610)**	(19,748)
Amortisation of goodwill	**(1,746)**	(2,376)
Exceptional costs	**(3,462)**	(47,441)
Operating profit/(loss)	**3,030**	(43,490)
Interest payable (net)	**(6,822)**	(12,856)
Loss before taxation	**(3,792)**	(56,346)
Taxation	**110**	6,595
Loss after taxation	**(3,682)**	(49,751)

Exceptional costs relate to the rationalisation and closure costs of the Nova LFS plant in Schenectady, New York. The Group's share of such exceptional costs amounts to £1,731,000.

Interest includes £3,970,000 (2001 – £8,381,000) payable to Prévost Car Inc.'s ultimate shareholders. The Group's share of such interest, amounting to £1,985,000 (2001 – £4,107,000) matches the interest receivable by Henlys Group plc and is eliminated on consolidation.

During the period, dividends of £nil (2001 – £6,972,000) were paid. The Group's share of such dividends is £nil (2001 – £3,416,000).

There have been no recognised gains or losses other than the profit for the period (2001 – £nil).

Consolidated Net Assets	**30 September 2002 £000**	31 December 2001 £000
Intangible assets – goodwill	**33,375**	37,388
Tangible fixed assets	**31,177**	34,428
Stock	**71,802**	104,564
Debtors	**71,794**	64,977
Cash	**4,284**	12,190
Total assets	**212,432**	253,547
Creditors		
– Amounts falling due within one year	**(121,562)**	(162,095)
– Amounts falling due after more than one year	**(2,221)**	(4,301)
Provisions for liabilities and charges	**(32,193)**	(23,760)
Net assets	**56,456**	63,391

The above consolidated net assets exclude gross goodwill of £33,725,000 (2001 – £36,212,000) and Canadian and US dollar denominated loans from the ultimate shareholders of £42,917,000 (2001 – £91,367,000) which are included in the consolidated Balance Sheet of Prévost Car Inc. but the Group's share of which is eliminated on consolidation. The interest on these loans is charged to the consolidated Profit and Loss Account of Prévost Car Inc. as disclosed above.

12 Investments
continued

Consolidated Cash Flow Statement	**9 months ended 30 September 2002 £000**	Year ended 31 December 2001 £000
Net cash inflow from operating activities	**3,352**	44,064
Net cash outflow from returns on investments and servicing of finance	**(7,234)**	(20,143)
Net cash (outflow)/inflow in respect of taxation	**(3,562)**	3,115
Net cash outflow on capital expenditure	**(1,194)**	(1,876)
Net cash outflow from acquisitions and disposals	**—**	(2,482)
Net cash inflow/(outflow) from financing activities	**1,653**	(18,227)
(Decrease)/increase in cash during the period	**(6,985)**	4,451

Associates	Group £000	Company £000
Cost:		
At beginning of period	41,217	71,403
Share of retained profit for period	3,243	—
Dividends	(5,407)	—
At end of period	**39,053**	**71,403**
Goodwill:		
At beginning of period	32,810	—
Amortised in period	(1,295)	—
At end of period	**31,515**	—
Net book value:		
At beginning of period	74,027	71,403
At end of period	**70,568**	**71,403**

Included within the share of retained profit for the period are exceptional costs of £393,000 being the Group's share of TransBus reorganisation costs and warranty costs in respect of chassis no longer in production.

The following information is given in respect of the Group's share of its investment in TransBus Holdings Limited.

	6 months ended 30 June 2002 £000	Year ended 31 Dec 2001 £000
Turnover	**44,250**	89,240
Profit before tax	**4,590**	3,438
Fixed assets	**8,869**	10,580
Current assets	**12,622**	34,780
Creditors: amounts falling due within one year	**(22,385)**	(25,424)
Creditors: amounts falling due after more than one year	**(67)**	(1,189)
Provisions for liabilities and charges	**(2,041)**	(1,397)

The results of TransBus included in these financial statements are based on published information for the six months to 30 June 2002.

12 Investments
continued

Other fixed asset investments

Group

Cost and Net Book Value	Listed Investments £000	Other £000	Total £000
Beginning of period	2	2,502	2,504
Movement in value of investments	—	6	6
Disposals	(2)	—	(2)
Exchange adjustment	—	(187)	(187)
End of period	—	**2,321**	**2,321**

Company

The Company had no other fixed asset investments.

13 Stocks

	Group 30 Sept 2002 £000	Group 31 Dec 2001 £000	**Company 30 Sept 2002 £000**	Company 31 Dec 2001 £000
Raw materials	**22,323**	17,435	**—**	—
Work in progress	**47,834**	28,126	**—**	—
Finished goods	**13,712**	29,792	**—**	—
Properties held for sale	**2,446**	2,599	**—**	—
	86,315	77,952	**—**	—

14 Debtors

	Group 30 Sept 2002 £000	Group 31 Dec 2001 £000	**Company 30 Sept 2002 £000**	Company 31 Dec 2001 £000
Amounts falling due within one year:				
Trade debtors	**24,715**	17,780	**274**	86
Amounts due from subsidiary undertakings	**—**	—	**40,791**	36,736
Amounts due from associates	**—**	28	**—**	28
Other debtors	**2,998**	3,266	**219**	251
Corporation tax and overseas tax recoverable	**95**	3,662	**96**	—
Prepayments and accrued income	**1,436**	3,491	**88**	42
	29,244	28,227	**41,468**	37,143

15 Creditors: Amounts falling due within one year

	Group 30 Sept 2002 £000	Group 31 Dec 2001 £000	**Company 30 Sept 2002 £000**	Company 31 Dec 2001 £000
Bank overdraft	**—**	3,736	**—**	3,736
Loan at 0.75% to 1.125% over LIBOR repayable by September 2004	**77,512**	40,842	**77,512**	40,842
Loan at 1% below LIBOR repayable by October 2005	**37**	89	**37**	89
Payments received on account	**3,594**	1,873	**—**	—
Trade creditors	**36,952**	21,047	**503**	395
Amounts due to subsidiary undertakings	**—**	—	**115,208**	120,172
Amounts due to joint ventures	**—**	15	**—**	15
Corporation tax and overseas tax	**6,209**	5,973	**—**	6,340
Other taxes and social security	**1,127**	1,588	**291**	206
Accruals and deferred income	**26,581**	17,184	**7,047**	6,450
Proposed dividend	**5,826**	2,590	**5,826**	2,590
	157,838	94,937	**206,424**	180,835

16 Creditors: Amounts falling due after more than one year

Convertible debt	Group 30 Sept 2002 £000	Group 31 Dec 2001 £000	Company 30 Sept 2002 £000	Company 31 Dec 2001 £000
5.5% convertible loan stock	**152,614**	164,903	**152,614**	164,903

The convertible loan stock is capable of conversion into 22,664,615 Ordinary shares at a price of 658p at any time up to October 2009.

Other creditors	Group 30 Sept 2002 £000	Group 31 Dec 2001 £000	Company 30 Sept 2002 £000	Company 31 Dec 2001 £000
– bank loans at 0.75% to 1.125% over LIBOR repayable by September 2004	**64,820**	80,002	**64,820**	80,002
Bank borrowings are repayable as follows:				
Between one and two years	**28,231**	30,535	**28,231**	30,535
Between two and five years	**36,589**	49,467	**36,589**	49,467
	64,820	80,002	**64,820**	80,002

The Group's bank borrowings and convertible loan stock are unsecured.

17 Derivatives and other financial instruments

Interest rate profile

The Group has no financial assets other than cash at bank. The net cash at bank of the Group analysed by currency was as follows:

Currency	30 Sept 2002 £000	31 Dec 2001 £000
Sterling	**(380)**	(3,725)
US dollar	**35,927**	6,565
Canadian dollar	**4,432**	1,176
Mexican Peso	**12**	1,117
	39,991	5,133

The Finance Director's Review on page 14 summarises the Group's position in respect of derivatives and other financial instruments. The numerical disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13 (Derivatives and Other Financial Instruments Disclosures). Certain financial assets such as investments in subsidiary companies and joint ventures and other fixed asset investments are excluded from the scope of these disclosures. As permitted by FRS 13, short term debtors and creditors have also been excluded from these disclosures.

The interest rate and currency profile of the Group's financial liabilities was as follows:

Currency	30 Sept 2002 Total £000	30 Sept 2002 Floating rate £000	30 Sept 2002 Fixed rate £000	31 Dec 2001 Total £000	31 Dec 2001 Floating rate £000	31 Dec 2001 Fixed rate £000
Sterling	**37**	**37**	—	89	89	—
US dollar	**280,514**	**127,900**	**152,614**	270,251	105,348	164,903
Canadian dollar	**14,432**	**14,432**	—	15,496	15,496	—
	294,983	**142,369**	**152,614**	285,836	120,933	164,903

At 30 September 2002 the Group had a US$80.0m (£50.9m) interest rate cap with a strike rate of 6.0%. The debt covered by this cap is included within the floating rate liabilities.

The interest rate on floating rate financial assets and liabilities is principally linked to LIBOR for periods up to three months.

17 Derivatives and other financial instruments
continued

The interest rate and average period outstanding of fixed rate financial liabilities is as follows:

Currency	30 Sept 2002		31 Dec 2001	
	Weighted average Interest rate	Weighted average Period for which rate is fixed	Weighted average Interest rate	Weighted average Period for which rate is fixed
	% pa	Years	% pa	Years
US dollar	**5.5**	**7.0**	5.5	7.8

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 30 September 2002 was as follows:

	30 Sept 2002 £000	31 Dec 2001 £000
In one year or less, or on demand	**77,549**	40,931
In more than one year but not more than two years	**28,231**	30,535
In more than two years but not more than five years	**36,589**	49,467
In more than five years	**152,614**	164,903
	294,983	285,836

Borrowing facilities

The Group had undrawn committed borrowing and unutilised overdraft facilities at 30 September 2002, in respect of which all conditions precedent had been met, as follows:

	30 Sept 2002 £000	31 Dec 2001 £000
Expiring in one year or less	**20,000**	20,000
Expiring in more than two years	**45,978**	89,645
	65,978	109,645

Fair values

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at 30 September 2002. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected future cash flows at prevailing interest rates.

	30 Sept 2002 Book value £000	30 Sept 2002 Fair value £000	31 Dec 2001 Book value £000	31 Dec 2001 Fair value £000
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings and current portion of long-term borrowings	**(77,549)**	**(77,549)**	(40,931)	(40,931)
Long-term borrowings	**(217,434)**	**(167,071)**	(244,905)	(203,844)
Cash and short-term deposits	**39,991**	**39,991**	8,869	8,869
Bank overdraft	**—**	**—**	(3,736)	(3,736)
Net debt	**(254,992)**	**(204,629)**	(280,703)	(239,642)

18 Provisions for Liabilities and Charges

Group

	Deferred Taxation £000	Post Retirement Benefits £000	Warranty £000	Other £000	Total £000
Beginning of period	17,977	5,770	11,334	3,073	38,154
Increase in period	892	—	2,537	1,356	4,785
Utilised in period	—	(759)	(6,070)	(1,369)	(8,198)
Exchange adjustment	(848)	(385)	(635)	(228)	(2,096)
End of period	**18,021**	**4,626**	**7,166**	**2,832**	**32,645**

19 Deferred Taxation

Deferred taxation which has been fully provided for comprises:	**Group 30 Sept 2002 £000**	Group 31 Dec 2001 £000	**Company 30 Sept 2002 £000**	Company 31 Dec 2001 £000
Accelerated capital allowances	**9,636**	6,040	**24**	20
Other timing differences (net)	**8,385**	11,937	**(24)**	(20)
	18,021	17,977	—	—

No provision for deferred taxation has been made in relation to the surplus on revaluation of land and buildings included in the revaluation reserve due to the availability of capital losses.

The movement on deferred tax comprises:	Group £000	Group £000	Company £000	Company £000
Beginning of period		17,977		—
Charged to profit and loss account in respect of:				
– accelerated capital allowances	3,767		5	
– other timing differences	(2,875)		(5)	
		892		—
Exchange adjustment		(848)		—
End of period		**18,021**		—

20 Called up Share Capital

	30 Sept 2002 £000	31 Dec 2001 £000
Ordinary shares of 25p each:		
Authorised: 126,000,000 (2001 – 126,000,000)	**31,500**	31,500
Allotted, called up and fully paid: 76,153,761 (2001 – 76,153,761)	**19,038**	19,038

Share option schemes:

(a) The Henlys Executive Share Option Scheme 1986 (No. 1) was approved by shareholders on 7 February 1986. Options are granted at a price based on the middle market quotation on the last dealing day preceding the date of grant and are exercisable between the third and tenth anniversary of the date of grant. The period for granting options under this Scheme has expired.

At 30 September 2002 options under the Scheme to subscribe for Ordinary shares had been granted and were outstanding in respect of 200,925 shares exercisable up to March 2005 as follows:

Date of grant	Exercise price	Number of share options
23 March 1994	307.00p	93,213
6 March 1995	259.50p	107,712

(b) The Henlys Group Executive Share Option Scheme 1995 was approved by shareholders on 12 April 1995. Options are granted at a price based on the middle market quotation on the last dealing day preceding the date of grant and are exercisable between the third and tenth anniversary of the date of grant. The exercise of all options granted under this Scheme is subject to achievement of performance criteria.

At 30 September 2002 options under the Scheme to subscribe for Ordinary shares had been granted and were outstanding in respect of 1,900,928 shares exercisable up to April 2012 as follows:

Date of grant	Exercise price	Number of share options
18 May 1995	405.50p	47,641
18 October 1995	496.00p	10,357
4 March 1996	568.50p	107,712
3 March 1997	539.50p	112,890
26 September 1997	384.50p	139,818
26 October 1998	410.50p	20,712
22 October 1999	534.00p	220,000
12 November 1999	511.50p	138,000
21 March 2000	371.00p	470,275
12 October 2000	325.00p	130,000
19 April 2001	304.00p	114,523
24 April 2002	218.50p	389,000

(c) The Henlys Group Savings Related Share Option Scheme 1997 was approved by shareholders on 9 April 1997. Options are granted at a price not less than 80% of the middle market quotation on the last dealing day preceding the date of invitation and are normally exercisable three or five years after the date of grant.

At 30 September 2002 options under the Scheme to subscribe for Ordinary shares had been granted and were outstanding in respect of 89,667 shares exercisable up to December 2007 as follows:

Date of grant	Exercise price	Number of share options
24 April 1998	396.50p	5,220
23 April 1999	396.50p	293
28 April 2000	317.20p	4,174
27 April 2001	249.20p	17,019
19 April 2002	146.00p	62,961

21 Reserves

Group	Share premium account £000	Other Reserves Special reserve £000	Revaluation reserve £000	Translation reserve £000	Total of other reserves £000	Profit and loss account £000	Total £000
Beginning of period	**118,800**	30,391	141	14,449	**44,981**	**31,449**	**195,230**
Retained loss	—	—	—	—	—	**(13,511)**	**(13,511)**
Foreign exchange loss on retranslation of investments and goodwill	—	—	—	(38,538)	**(38,538)**	—	**(38,538)**
Foreign exchange gain on retranslation of loans	—	—	—	27,898	**27,898**	—	**27,898**
Tax effect of foreign exchange movements	—	—	—	(883)	**(883)**	—	**(883)**
End of period	**118,800**	30,391	141	2,926	**33,458**	**17,938**	**170,196**

Company	Share premium account £000	Special reserve £000	Revaluation reserve £000	Translation reserve £000	Total of other reserves £000	Profit and loss account £000	Total £000
Beginning of period	**118,800**	55,000	—	9,551	**64,551**	**37,103**	**220,454**
Retained loss	—	—	—	—	—	**(4,610)**	**(4,610)**
Foreign exchange loss on retranslation of investments	—	—	—	(38,599)	**(38,599)**	—	**(38,599)**
Foreign exchange gain on retranslation of loans	—	—	—	27,898	**27,898**	—	**27,898**
Tax effect of foreign exchange movements	—	—	—	750	**750**	—	**750**
End of period	**118,800**	55,000	—	(400)	**54,600**	**32,493**	**205,893**

The cumulative amount of goodwill resulting from acquisitions and investments which has been written off against the Group's special reserve is £24,609,000 (2001 – £24,609,000).

The profit for the financial period attributable to the Company is £1,216,000 (2001 – £6,084,000), including dividends received from subsidiary undertakings of £nil (2001 – £nil), from joint ventures of £nil (2001 – £3,416,000) and from associates of £5,407,000 (2001 - £nil).

22 Pension Arrangements

The Group provides pension arrangements through both funded defined benefit and defined contribution schemes which are open to all qualified employees.

SSAP 24 - Accounting for Pension Costs

In the UK, The Henlys Group plc Pension Scheme is operated under trust with a defined benefit section closed to new entrants and a defined contribution section. The Scheme's assets are invested independently of the Group.

For the defined benefit section the pension cost is assessed in accordance with the advice of a qualified actuary using the projected unit method. Actuarial valuations of the assets and liabilities of the scheme are carried out triennially by Hewitt Bacon & Woodrow, Consulting Actuaries, to determine the financial position of the scheme and to enable the Group to determine the level of contributions to be made to the scheme. An actuarial valuation was carried out as at 31 March 2002 for the purpose of which it was assumed that the investment return pre retirement would exceed the rate in increase of salaries and wages by 2.9% and post retirement it would exceed price inflation by 1.4% per annum. At that date the total market value of the scheme's assets was £100,600,000, representing 94% of its liabilities. The net charge to the profit and loss account for the period was £251,000 (2001 – £243,000). Subject to review at future actuarial valuations the future average contribution rate is 28.9% of pensionable salaries together with a level annual contribution of £750,000 from 1 January 2003.

In the US the principal pension arrangements are of the defined benefit type with the schemes operated under trust with assets invested independently of the Group. Substantially all US employees are members of these schemes. The annual pension cost is assessed in accordance with US accounting standards and in accordance with annual actuarial valuations performed by William M. Mercer Inc., Actuaries, using the projected unit credit method. Actuarial valuations were carried out as at 1 November 2001 for the purpose of which it was assumed that the return on investments would be 8% and the rate of increase of salaries and wages would be an average of up to 4.8%. At that date the fair value of the schemes' assets was US$71,800,000 respresenting 99% of the projected benefit obligations. The net charge to the profit and loss account for the period was £1,015,000 (2001 – £347,100). Subject to review at future actuarial valuations no future contribution rate has been agreed.

The pension cost for defined contribution schemes, which cover employees in the UK, US and Canada, is charged in the accounting period in which it is incurred. The total cost for the period was £1,496,000 (2001 – £1,644,000) of which £1,489,000 (2001 – £1,644,000) relates to the overseas schemes. There were no outstanding contributions at 30 September 2002 or at 31 December 2001.

22 Pension Arrangements
continued

FRS17 - Retirement Benefits

In November 2000 the Accounting Standards Board issued FRS17 'Retirement Benefits' replacing SSAP 24 'Accounting for Pension Costs'. FRS17 is fully effective for periods commencing on or after 1 January 2005, though certain disclosures are required in the transitional period, for periods ending on or after 22 June 2002. These further disclosures as at 30 September 2002 are set out below:

The principal actuarial assumptions used:

	9 months ended 30 Sept 2002 %	Year ended 31 Dec 2001 %
Rate of increase in salaries	**3.2 to 3.8**	4 to 4.8
Rate of increase of pensions in payment	**0 to 2.3**	0 to 2.5
Discount rate	**5.4 to 5.44**	5.8 to 7.75
Inflation assumption	**2.3 to 2.5**	0 to 2.5

Analysis of the assets and liabilities of the pension schemes operated by the Group and the weighted average expected rates of return of the schemes' assets:

	30 Sept 2002		31 Dec 2001	
	Long-term rate of return expected (%)	Value £000	Long-term rate of return expected (%)	Value £000
Equities	**7.3**	**65,642**	7.7	91,951
Government Bonds	**4.4**	**20,600**	4.9	17,100
Corporate Bonds	**4.8**	**8,400**	5.2	3,700
Property	**5.9**	**7,400**	6.4	6,900
Fair value of assets held		**102,042**		119,651
Present value of liabilities		**(157,967)**		(136,637)
Pension scheme deficit		**(55,925)**		(16,986)
Deferred tax asset/(liability)		**10,864**		(453)
Net pension scheme deficit		**(45,061)**		(17,439)

In the UK, the Henlys Group Pension Scheme is a multi-employer scheme and following the advice of the pension scheme's actuary the pension scheme deficit at 31 December 2001 has been restated to reflect only the Group's share of the pension scheme's assets and liabilities. The effect of this is to reduce the pension scheme deficit by £6.9m as at 31 December 2001.

If the above amounts had been recognised in the financial statements the Group's net assets and profit and loss reserve would be as follows:

	30 Sept 2002 £000	31 Dec 2001 £000
Net assets excluding pension deficit	**189,234**	214,268
Pension deficit	**(45,061)**	(17,439)
Net assets including pension deficit	**144,173**	196,829
Profit and loss reserve excluding pension deficit	**17,938**	31,449
Pension reserve	**(45,061)**	(17,439)
Profit and loss reserve	**(27,123)**	14,010

Analysis of the amount that would have been charged to operating profit:

	9 months ended 30 Sept 2002 £000
Current service cost	**(1,502)**

22 Pension Arrangements

continued

Analysis of the amount that would have been credited to net finance income:

	9 months ended 30 Sept 2002 £000
Expected return on pension scheme assets	**7,305**
Interest on pension scheme liabilities	**(7,135)**
	170

Analysis of the actuarial loss that would have been recognised in the Group Statement of Total Recognised Gains and Losses:

	9 months ended 30 Sept 2002 £000
Actual return less expected return on pension scheme assets	**(18,212)**
Experience gains and losses arising on pension scheme liabilities	**4,958**
Changes in assumptions underlying the present value of pension scheme liabilities	**(26,498)**
	(39,752)

Movement in pension scheme deficit in the period:

	£000
Pension scheme deficit as at 31 December 2001	(16,986)
Movement in year:	
Current service cost	(1,502)
Contributions	683
Other finance income	170
Actuarial loss	(39,752)
Exchange movement	1,462
Pension scheme deficit as at 30 September 2002	**(55,925)**

History of experience gains and losses:

	9 months ended 30 Sept 2002
Difference between the expected and actual return on pension scheme assets:	
Amount (£000)	**(18,212)**
Percentage of scheme assets	**18%**
Experience gains and losses on pension scheme liabilities:	
Amount (£000)	**4,958**
Percentage of the present value of scheme liabilities	**3%**
Total actuarial loss recognised in the Group Statement of Total Recognised Gains and Losses:	
Amount (£000)	**(39,752)**
Percentage of the present value of scheme liabilities	**25%**

23 Guarantees and Other Financial Commitments

(a) Capital commitments as at 30 September 2002, for which no provision has been made in the financial statements, are as follows:

	Group 30 Sept 2002 £000	Group 31 Dec 2001 £000	**Company 30 Sept 2002 £000**	Company 31 Dec 2001 £000
Contracted but not provided	**8,889**	6,129	**—**	—

(b) Operating lease commitments:

At 30 September 2002 the Group and Company had annual commitments under operating leases as set out below:

Group	**Land and buildings 30 Sept 2002 £000**	**Other 30 Sept 2002 £000**	Land and buildings 31 Dec 2001 £000	Other 31 Dec 2001 £000
Operating leases which expire:				
within one year	**—**	**258**	—	187
in two to five years	**52**	**478**	56	496
after five years	**129**	**—**	130	5
	181	**736**	186	688
Company				
Operating leases which expire:				
in two to five years	**—**	**13**	—	13
after five years	**129**	**—**	129	—
	129	**13**	129	13

(c) The Company has entered into cross guarantees, in respect of bank borrowings, with fellow Group undertakings, the amount outstanding at 30 September 2002 being £nil (2001 – £nil).

(d) The Group has contingent liabilities of £3,640,000 (2001 – £3,755,000) in respect of guarantees given in the ordinary course of business and other contingent obligations of a commercial nature.

24 Related Party Transactions

Prévost Car Inc.

There have been no related party transactions or balances other than those already disclosed in the financial statements.

The company has entered into guarantees in respect of amounts advanced to Prévost Car Inc. The amount outstanding at 30 September 2002 was £26,057,000 (2001 – £27,419,000).

US Dollar Translation of Group Primary Financial Statements

The profit and loss account and cash flow statement in US dollars have been translated using the average monthly exchange rates applied to the monthly results.

The 2002 balance sheet in US dollars has been translated using the period end exchange rate of £1=US$1.5726 (2001 - £1=US$1.4554).

Group Profit and Loss Account

FOR THE 9 MONTHS ENDED 30 SEPTEMBER 2002

	9 months ended 30 September 2002				Year ended 31 December 2001			
	Group US$000	Interest in Joint Ventures US$000	Interest in Associates US$000	Total US$000	Group US$000	Interest in Joint Ventures US$000	Interest in Associates US$000	Total US$000
Turnover	**536,120**	**177,799**	**63,980**	**777,899**	655,159	243,007	128,380	1,026,546
Cost of sales	**(473,450)**	**(160,199)**	**(48,474)**	**(682,123)**	(558,948)	(224,515)	(98,731)	(882,194)
Gross Profit	**62,670**	**17,600**	**15,506**	**95,776**	96,211	18,492	29,649	144,352
Other operating expenses (net)	**(59,022)**	**(15,293)**	**(10,587)**	**(84,902)**	(73,668)	(49,185)	(23,853)	(146,706)
Operating Profit/(Loss)								
Continuing operations	**33,836**	**6,256**	**7,415**	**47,507**	54,709	4,411	14,710	73,830
Amortisation of goodwill	**(20,688)**	**(1,290)**	**(1,913)**	**(23,891)**	(27,525)	(1,683)	(2,484)	(31,692)
Exceptional costs	**(9,500)**	**(2,659)**	**(583)**	**(12,742)**	(4,641)	(33,421)	(6,430)	(44,492)
	3,648	**2,307**	**4,919**	**10,874**	22,543	(30,693)	5,796	(2,354)
Share of operating profit/(loss) in joint ventures	**2,307**				(30,693)			
Share of operating profit in associates	**4,919**				5,796			
Total Operating Profit/(Loss)	**10,874**				(2,354)			
Loss on disposal of UK business	**—**				(19,728)			
Interest payable (net)	**(16,398)**				(29,219)			
Loss on Ordinary Activities before Taxation	**(5,524)**				(51,301)			
Taxation	**(5,555)**				(8,025)			
Loss for the Financial Period	**(11,079)**				(59,326)			
Dividends	**(8,618)**				(11,190)			
Transfer from Reserves	**(19,697)**				(70,516)			

US Dollar Translation of Group Primary Financial Statements

Group Balance Sheet

AT 30 SEPTEMBER 2002

	Group 30 Sept 2002 US$000	Interest in Joint Ventures 30 Sept 2002 US$000	Total 30 Sept 2002 US$000	Group 31 Dec 2001 US$000	Interest in Joint Ventures 31 Dec 2001 US$000	Total 31 Dec 2001 US$000
Fixed Assets						
Intangible assets	**494,180**	**26,244**	**520,424**	498,888	27,207	526,095
Tangible assets	**41,265**	**24,515**	**65,780**	38,139	25,053	63,192
Investments	**159,017**	**(44,391)**	**114,626**	157,514	(46,130)	111,384
	694,462	**6,368**	**700,830**	694,541	6,130	700,671
Current Assets						
Stocks	**135,739**	**56,458**	**192,197**	113,451	76,091	189,542
Debtors	**45,989**	**56,452**	**102,441**	41,082	47,283	88,365
Cash at bank and in hand	**62,890**	**3,369**	**66,259**	12,908	8,871	21,779
	244,618	**116,279**	**360,897**	167,441	132,245	299,686
Creditors						
Amounts falling due within one year	**248,216**	**95,584**	**343,800**	138,172	117,956	256,128
Net Current (Liabilities)/Assets	**(3,598)**	**20,695**	**17,097**	29,269	14,289	43,558
Total Assets less Current Liabilities	**690,864**	**27,063**	**717,927**	723,810	20,419	744,229
Creditors: Amounts falling due after more than one year:						
Convertible debt	**240,000**	**—**	**240,000**	240,000	—	240,000
Other creditors	**101,936**	**1,746**	**103,682**	116,435	3,129	119,564
Provisions for Liabilities and Charges	**51,338**	**25,317**	**76,655**	55,529	17,290	72,819
Net Assets	**297,590**	**—**	**297,590**	311,846	—	311,846
Capital and Reserves						
Called up share capital	**29,939**			27,708		
Share premium account	**186,825**			172,902		
Other reserves	**52,617**			65,465		
Profit and loss account	**28,209**			45,771		
Equity Shareholders' Funds	**297,590**			311,846		

US Dollar Translation of Group Primary Financial Statements

CONTINUED

Group Cash Flow Statement

FOR THE 9 MONTHS ENDED 30 SEPTEMBER 2002

	9 months ended 30 Sept 2002 US$000	Year ended 31 Dec 2001 US$000
Net Cash Inflow from Operating Activities	**32,695**	45,592
Dividends and Interest received from Joint Ventures and Associates	**10,994**	10,245
Returns on Investments and Servicing of Finance	**(11,418)**	(26,162)
Taxation	**2,162**	(1,227)
Capital Expenditure (net)	**(22,062)**	(15,364)
Acquisitions and Disposals	**—**	(5,359)
Equity Dividends Paid	**(3,779)**	(22,377)
Cash Inflow/(Outflow) before Financing	**8,592**	(14,652)
Financing	**47,620**	(16,926)
Increase/(Decrease) in Cash in the Period	**56,212**	(31,578)

Five Year Record

		9 months ended 30 September 2002 £000	Year ended 31 December 2001 £000	Year ended 31 December 2000 £000	Year ended 31 December 1999 £000	Year ended 31 December 1998 £000
Turnover	– continuing operations	**358,061**	458,526	518,506	69,247	—
	– joint ventures	**120,457**	168,968	202,781	209,217	186,830
	– associates	**44,250**	89,240	—	—	—
	– discontinued operations – UK coach and bus	**—**	—	161,476	184,100	157,337
		522,768	716,734	882,763	462,564	344,167
Operating Profit	– continuing operations	**22,292**	38,631	70,938	7,730	—
	– joint ventures	**4,119**	3,116	11,203	20,509	16,750
	– associates	**5,101**	10,228	—	—	—
	– discontinued operations – UK coach and bus	**—**	—	5,099	11,579	17,022
		31,512	51,975	87,240	39,818	33,772
Amortisation of Goodwill		**(16,169)**	(22,033)	(19,295)	(4,534)	(782)
Exceptional costs		**(8,229)**	(45,264)	—	(6,759)	(2,557)
		7,114	(15,322)	67,945	28,525	30,433
Interest		**(11,106)**	(20,299)	(21,982)	(4,283)	255
Profit/(Loss) before Taxation		**(3,992)**	(35,621)	45,963	24,242	30,688
Taxation		**(3,693)**	(5,739)	(22,476)	(7,528)	(9,984)
Profit/(Loss) for the Financial Period		**(7,685)**	(41,360)	23,487	16,714	20,704
Adjusted Profit before Taxation		**20,406**	31,676	65,258	35,535	34,027
Tangible Fixed Assets		**26,240**	26,205	58,368	57,437	34,578
Net Current Assets/(Liabilities)		**(2,288)**	20,111	74,620	56,653	43,566
Total Assets less Current Liabilities		**439,313**	497,327	550,942	509,267	122,463
Equity Shareholders' funds		**189,234**	214,268	250,813	227,918	111,704
Earnings/(Loss) per Share – basic		**(10.1)p**	(54.3)p	30.9p	29.1p	38.4p
Earnings per Share – adjusted		**18.4p**	27.8p	59.2p	44.9p	44.2p
Earnings/(Loss) per Share – diluted		**(3.1)p**	(35.3)p	30.0p	28.6p	38.2p
Earnings per Share – adjusted diluted		**18.8p**	27.9p	51.9p	43.2p	44.0p
Dividends per Share		**7.65p**	10.2p	20.4p	19.2p	18.0p

Financial Calendar

2002

6 December	Preliminary Announcement of Results for the nine months ended 30 September 2002.
2003	
7 January	Annual Report & Financial Statements 2002 published.
15 January	Shares go ex-dividend.
17 January	Record date for final dividend.
5 February	Annual General Meeting.
7 February	Payment of final dividend for 2002.
June	Interim results for the half year ending 31 March 2003.
June	Payment of interim dividend for 2003.
December	Preliminary Announcement of Results for the year ending 30 September 2003.

Investor Information

Payment of dividends to mandated accounts
Shareholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate form obtainable from the Registrar, whose address is on page 61. Tax vouchers are sent to the shareholder's registered address under this arrangement unless requested otherwise.

Shareholder information on the internet
Henlys operates a corporate web site **www.henlys.com** with links to the websites of group operating companies.

Computershare Services plc has introduced a facility whereby shareholders are able to access details of their shareholding via the internet. This service can be accessed in their web site **www-uk.computershare.com**.

Ordinary share price information
The Company's current Ordinary share price can be obtained from Financial Times Cityline telephone 0906 003 3675.

Share dealing service
Hoare Govett Limited has established a low cost dealing service which enables investors to buy or sell the Company's shares. Transactions are executed and settled by Pershing Securities Limited. Further information and forms can be obtained from Hoare Govett Limited, telephone 020 7678 8300, whose address is on page 61.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Fifty-sixth Annual General Meeting of Henlys Group plc will be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA on 5 February 2003 at 2.30 pm for the following purposes:

Resolution 1
To receive and adopt the financial statements for the nine months ended 30 September 2002 together with the reports of the directors and auditors thereon.

Resolution 2
To receive and approve the Board Report on Directors' Remuneration.

Resolution 3
To declare a final dividend of 5.15p per share for the 9 months ended 30 September 2002.

Resolution 4
Special Notice having been given, to re-appoint Deloitte & Touche as auditors to the Company for the period to the conclusion of the next Annual General Meeting and to authorise the directors to fix their remuneration.

Resolution 5
To re-appoint Mr R.W. Hawksworth as a director.

Resolution 6
To re-appoint Mr M.S. Ost as a director.

As Special Business, to consider the following resolutions of which Resolutions 8 and 9 will be proposed as Special Resolutions:

Resolution 7
THAT the directors be and are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Act) of the Company up to an aggregate nominal amount of £6,346,146 and such authority (unless previously revoked or varied) shall expire at the conclusion of the next Annual General Meeting of the Company to be held in 2004 or 15 months after the passing of this Resolution (whichever is earlier) but shall allow the Company before such expiry to make an offer or agreement which would or might require the allotment of all or any of those relevant securities after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement, as if the authority conferred hereby had not expired.

Resolution 8
THAT the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the general authority conferred on them as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue in favour of shareholders where the equity securities respectively attributable to the interests of all such shareholders are proportionate (as nearly as may be) to the respective numbers of equity securities held by them subject only to such exclusions or other arrangements as the directors may consider necessary or expedient to deal with fractional entitlements or legal and practical difficulties under the laws of overseas jurisdictions or the requirements of any recognised regulatory body or stock exchange in any territory; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £951,922;

and shall expire at the conclusion of the next Annual General Meeting of the Company to be held in 2004 or 15 months after the passing of this Resolution (whichever is earlier) save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred had not expired.

Notice of Annual General Meeting

CONTINUED

Resolution 9

THAT, in accordance with the Articles of Association from time to time and the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of Section 163(3) of the Companies Act 1985) on the London Stock Exchange of Ordinary shares of 25p each in the capital of the Company ("Ordinary shares") provided that:

(a) the maximum aggregate number of Ordinary shares hereby authorised to be purchased is 7,615,376;

(b) the minimum price which may be paid for an Ordinary share is 25p per Ordinary share;

(c) the maximum price which may be paid for an Ordinary share is not more than 5 per cent above the average of the middle market price shown in the quotation for an Ordinary share as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which the Ordinary share is purchased;

and the authority hereby conferred shall, unless renewed prior to such time, expire at the conclusion of the next Annual General Meeting of the Company to be held in 2004 or 15 months after the passing of such Resolution (whichever is earlier) save that the Company may make a contract or contracts to purchase Ordinary shares, before such expiry, which will or may be executed wholly or partly after such expiry, and may make a purchase of Ordinary shares in pursuance of any such contract or contracts as if such authority had not expired.

By Order of the Board

P. Dawes
Company Secretary
6 December 2002

Notes:

1. The Company has sent this notice to all members whose names appeared on the Company's Register of Members at the close of business on 30 December 2002. If all shares in the Company have been sold by the member to whom this document is addressed, this document and the accompanying proxy form should be passed to the person through whom the sale was made for transmission to the purchaser.
2. (i) Only persons entered on the Company's register of members by close of business on 3 February 2003 will have the right to attend and vote at the meeting.

   (ii) A Member of the Company who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend, and, on a poll, vote instead of him. A proxy need not be a Member of the Company. The instrument appointing a proxy and any authority under which it is executed, or a copy of the authority certified notarially or in some other way approved by the directors, must be lodged at the offices of the Registrars to the Company, Computershare Services PLC, PO Box 457, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0XG, not less than forty-eight hours before the time appointed for holding the Meeting or adjourned Meeting.
3. There will be available for inspection at the Registered Office of the Company during the usual business hours on a weekday (Saturdays and Public Holidays excepted) from the date of this Notice until the date of the Annual General Meeting, copies of the directors' service agreements and the Register of Directors' Interests (and their families) in the share capital of the Company. The copies of the directors' service agreements and the Register of Directors' Interests will also be available for inspection at the place of the Annual General Meeting for at least fifteen minutes prior to and during the Meeting.
4. Warrants and BACS Counterfoils for the final dividend, if approved, are expected to be posted on 6 February 2003.

Corporate Information

Registered Office
1 Imperial Place,
Elstree Way,
Borehamwood,
Herts WD6 1JJ

Registered in England
Registered No. 435086

Corporate Web Site
www.henlys.com

Secretary
P. Dawes FCIS

Auditors
Deloitte & Touche,
1 City Square,
Leeds LS1 2AL

Registrars and Transfers Office
Computershare Investor Services PLC,
P.O. Box 435, Owen House,
8 Bankhead Crossway North,
Edinburgh EH11 4BR

ADR Depositary
The Bank of New York,
101 Barclay Street, 22 West,
New York, NY10286
USA

Cusip No. of ADR
42551E104

Solicitors
Ashurst Morris Crisp,
Broadwalk House,
5 Appold Street,
London EC2A 2HA

Principal Counsel for Blue Bird Operations
Smith, Gambrell & Russell, LLP,
Suite 3100, Promenade 11,
1230 Peachtree Street, NE,
Atlanta,
Georgia 30309-3592,
USA

Financial Advisers
Close Brothers Corporate Finance Limited,
10 Crown Place
Clifton Street
London EC2A 4FT

Stockbrokers
Hoare Govett Limited,
250 Bishopsgate,
London EC2M 4AA

West LB Panmure Limited,
Woolgate Exchange,
25 Basinghall Street,
London EC2V 5HA

Principal Bankers
Lloyds TSB Bank Plc,
Corporate & Institutional Banking,
St. George's House,
P.O. Box 787,
6-8 Eastcheap,
London EC3M 1LL

J P Morgan,
125 London Wall,
London EC2Y 5AJ

The Royal Bank of Scotland plc,
Corporate and Institutional Banking,
135 Bishopsgate,
London EC2M 3UR

Wachovia Bank, N.A.,
Global Corporate Finance,
191 Peachtree Street, NE,
Atlanta,
Georgia 30303-1757,
USA

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